BMO Financial Group Reports Second Quarter 2026 Results

REPORT TO SHAREHOLDERS
BMO’s Second Quarter 2026 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended April 30, 2026, are available online at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Financial Results Highlights
Second Quarter 2026 compared with Second Quarter 2025:
•Reported net income1 of $2,630 million, an increase of 34% from $1,962 million; adjusted net income1 of $2,733 million, an increase of 34% from $2,046 million
•Reported earnings per share (EPS)2 of $3.53, an increase of 41% from $2.50; adjusted EPS1, 2 of $3.67, an increase of 40% from $2.62
•Provision for credit losses (PCL) of $739 million, a decrease from $1,054 million
•Reported return on equity (ROE) of 13.0%, compared with 9.4%; adjusted ROE1 of 13.5%, compared with 9.8%
•Common Equity Tier 1 (CET1) Ratio3 of 13.0%, compared with 13.5%
•Declared a quarterly dividend of $1.71 per common share, an increase of $0.08 or 5% from the prior year and $0.04 or 2% from the prior quarter

Year-to-Date 2026 compared with Year-to-Date 2025:
•Reported net income1 of $5,119 million, an increase of 25% from $4,100 million; adjusted net income1 of $5,284 million, an increase of 22% from $4,335 million
•Reported EPS2 of $6.92, an increase of 30% from $5.34; adjusted EPS1, 2 of $7.15, an increase of 26% from $5.66
•PCL of $1,485 million, a decrease from $2,065 million
•Reported ROE of 12.5%, compared with 10.0%; adjusted ROE1 of 12.9%, compared with 10.6%

Toronto, May 27, 2026 – BMO Financial Group (TSX:BMO) (NYSE:BMO) reported net income for the second quarter ended April 30, 2026 was $2,630 million, compared with $1,962 million in the prior year, and EPS of $3.53, compared with $2.50. Reported ROE was 13.0%, compared with 9.4% in the prior year. Adjusted net income was $2,733 million and adjusted EPS was $3.67, an increase from $2,046 million and $2.62, respectively, in the prior year. Adjusted ROE was 13.5%, compared with 9.8% in the prior year.

“At our March Investor Day, we reviewed our plan to elevate returns and accelerate growth. Our second quarter results continued to demonstrate meaningful progress and momentum against these commitments. We once again strengthened ROE and delivered strong EPS growth, driven by robust fee revenue across Capital Markets, Wealth Management and Treasury and Payments. We delivered solid sequential commercial banking loan growth in both Canada and the United States, reflecting improving client activity and the strength of our bankers. These outcomes are driven by our focus on deepening client relationships, innovating to drive business value, and optimizing performance,” said Darryl White, CEO of BMO Financial Group.
“Our value‑driven approach to human‑ and AI‑powered client experiences is delivering tangible benefits. To continue to advance our innovation strategy, we recently established the BMO Institute for Applied Artificial Intelligence & Quantum, dedicated to the responsible application, governance and oversight of AI at scale, and support our clients as they integrate AI into their companies and households. Disciplined investment, capital and risk management continue to strengthen our earnings quality, creating sustainable long‑term value for our shareholders,” concluded Mr. White.

Concurrent with the release of results, BMO announced a third quarter 2026 dividend of $1.71 per common share, an increase of $0.04 or 2% from the prior quarter and an increase of $0.08 or 5% from the prior year. The quarterly dividend of $1.71 is equivalent to an annual dividend of $6.84 per common share. During the quarter, we purchased for cancellation 6.0 million common shares under the normal course issuer bid, at an average price of $193.47 per share.

On May 11, 2026, we entered into a definitive agreement with Stonepeak for the sale of BMO’s Transportation Finance and Vendor Finance businesses, including related loan portfolios which are part of our U.S. Banking and Canadian P&C operating segments. Stonepeak will acquire the assets of these

Caution
The foregoing section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section.

(1)Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. They are also presented on an adjusted basis that excludes the impact of certain specified items from reported results. Adjusted results and ratios are non-GAAP and are detailed in the Non-GAAP and Other Financial Measures section. Unless otherwise indicated, all amounts are in Canadian dollars. All ratios and percentage changes in this document are based on unrounded numbers.
(2)All EPS measures in this document refer to diluted EPS, unless specified otherwise.
(3)The CET1 Ratio is disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
BMO Financial Group Second Quarter Report 2026 1

businesses for cash consideration and an earn-out contingent upon the business achieving specified future performance targets. BMO will use a portion of the consideration to invest an approximate 19.9% equity interest in the new entity.
The transaction met the accounting requirements for assets held for sale in the third quarter of fiscal 2026, and as a result, we expect to recognize a charge of approximately $1.1 billion pre-tax ($0.9 billion after-tax), primarily related to goodwill recorded in Corporate Services and treated as an adjusting item. The final amount is subject to closing adjustments and foreign exchange rates prevailing at the date of closing. This transaction is expected to close in the fourth quarter of fiscal 2026, subject to regulatory approvals and customary closing conditions.
2 BMO Financial Group Second Quarter Report 2026

Enhanced Disclosure Task Force
Disclosures related to recommendations from the Financial Stability Board’s Enhanced Disclosure Task Force (EDTF) to provide high-quality, transparent risk disclosures are detailed in the index below, as presented in BMO’s 2025 Annual Report, the Second Quarter 2026 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRCI). Information on BMO’s website, including information within the SFI or SRCI, is not and should not be considered incorporated by reference into our Second Quarter 2026 Report to Shareholders.

Topic	EDTF Disclosure	Page Number
		2025 Annual Report	Q2 2026
			RTS	SFI	SRCI
General	1. Risk-related information in each report, including an index for easy navigation	67-107	4	Index	Index
	2. Risk terminology, measures and key parameters	70-107, 122-124	31	–	–
	3. Top and emerging risks	67-69	6,31	–	–
	4. Plans to meet new key regulatory ratios once applicable rules are finalized	61	18	–	–
Risk Governance, Risk Management and Business Model	5. Risk management and governance framework, processes and key functions	70-74	–	–	–
	6. Risk culture, risk appetite and procedures to support the culture	72-75	–	–	–
	7. Risks that arise from business models and activities	63,72-74	–	–	–
	8. Stress testing within the risk governance and capital frameworks	75	–	–	–
Capital Adequacy and Risk-Weighted Assets (RWA)	9. Pillar 1 capital requirements	59-61,185	–	–	5-6,15
	10. Composition of capital components and reconciliation of the accounting balance sheet to the regulatory balance sheet. A main features template can be found at https://www.bmo.com/main/about-bmo/investor-relations/regulatory-disclosure	62	18-19	–	5-7,17-18
	11. Flow statement of movements in regulatory capital, including changes in Common Equity Tier 1 Capital, Additional Tier 1 Capital and Tier 2 Capital	–	–	–	8
	12. Capital management and strategic planning	58-63	–	–	–
	13. Risk-weighted assets (RWA) by operating segment	63	–	–	16
	14. Analysis of capital requirements for each method used in calculating RWA	59-63, 76-80	–	–	16,22-49, 55-67, 70-71,78-81,84,86-91
	15. Tabulate credit risk in the banking book for Basel asset classes and major portfolios	–	–	–	22-49, 51-67,89-91
	16. Flow statement that reconciles movements in RWA by risk type	–	–	–	50,71,83
	17. Basel validation and back-testing process, including estimated and actual loss parameter information	101-102	–	–	92
Liquidity	18. Management of liquidity needs, and liquidity reserve held to meet those needs	89-95	34-35,38	–	–
Funding	19. Encumbered and unencumbered assets disclosed by balance sheet category	91	35-36	48	–
	20. Consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity	96-97	–	–	–
	21. Analysis of funding sources and funding strategy	92-93	35-36	–	–
Market Risk	22. Linkage of trading and non-trading market risk to the Consolidated Balance Sheet	88	33	–	–
	23. Significant trading and non-trading market risk factors	84-88	34	–	–
	24. Market risk model assumptions, validation procedures and back-testing	84-88, 101-102	–	–	–
	25. Primary techniques for risk measurement and risk assessment, including risk of loss	84-88	33-34	–	–
Credit Risk	26. Analysis of credit risk profile, exposure and concentration	62-63,76-83, 145-152, 163-164	15-17,50-55	24-45	16-81
	27. Policies to identify impaired loans and renegotiated loans	146,151	–	–	–
	28. Reconciliation of opening and closing balances of impaired loans and allowance for credit losses	82,148	16,50-52	–	–
	29. Counterparty credit risk arising from derivative transactions	76-78,83, 163-164	–	–	55-73
	30. Credit risk mitigation	76-78,147, 154,196-197	–	–	21,51-52,68
Other Risks	31. Discussion of other risks	70-73, 98-107	–	–	–
	32. Publicly known risk events involving material or potentially material loss events	98-107, 197-198	–	–	–
BMO Financial Group Second Quarter Report 2026 3

Management’s Discussion and Analysis
Management’s Discussion and Analysis (MD&A) commentary is as at May 27, 2026 for the period ended April 30, 2026. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2026, included in this document, as well as the audited annual consolidated financial statements for the year ended October 31, 2025, and the 2025 annual MD&A, contained in Bank of Montreal’s 2025 Annual Report.
The 2025 annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website, together with other disclosure materials, including interim filings, and our most recent Annual Information Form, Notice of Annual Meeting of Shareholders and Proxy Circular at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.
Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. In this document, the names BMO and BMO Financial Group, as well as the words “bank”, “we” and “our”, mean Bank of Montreal, together with its subsidiaries.

Table of Contents
5	Caution Regarding Forward-Looking Statements		30	Off-Balance Sheet Arrangements
6	Economic Developments and Outlook		30	Accounting Policies and Critical Accounting Estimates and Judgments
7	Financial Highlights			30	Allowance for Credit Losses
8	Non-GAAP and Other Financial Measures		31	Future Changes in Accounting Policies
13	Impact of Foreign Exchange		31	Other Regulatory Developments
13	Net Income		31	Risk Management
14	Revenue			31	Top and Emerging Risks That May Affect Future Results
15	Total Provision for Credit Losses			31	Real Estate Secured Lending
16	Impaired Loans			32	International Exposures
16	Non-Interest Expense			33	Market Risk
17	Provision for Income Taxes			34	Liquidity and Funding Risk
17	Balance Sheet			37	Credit Ratings
18	Capital Management		40	Glossary of Financial Terms
21	Operating Segments Performance Review		43	Interim Consolidated Financial Statements
	21	Canadian Personal and Commercial Banking (Canadian P&C)		43	Consolidated Statement of Income
	23	U.S. Banking		44	Consolidated Statement of Comprehensive Income
	25	Wealth Management		45	Consolidated Balance Sheet
	26	Capital Markets		46	Consolidated Statement of Changes in Equity
	28	Corporate Services		47	Consolidated Statement of Cash Flows
29	Summary Quarterly Earnings Trends			48	Notes to Interim Consolidated Financial Statements
30	Transactions with Related Parties		68	Investor and Media Information

Bank of Montreal's management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at April 30, 2026, of Bank of Montreal's disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
There were no changes in our internal control over financial reporting during the quarter ended April 30, 2026, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.
As in prior quarters, Bank of Montreal's Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.
4 BMO Financial Group Second Quarter Report 2026

Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to: statements with respect to our objectives and priorities for fiscal 2026 and beyond; our strategies or future actions; our targets and commitments; expectations for our financial condition, capital position, the regulatory environment in which we operate, the results of, or outlook for, our operations or the Canadian, U.S. and international economies; and include statements made by our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “commit”, “target”, “may”, “might”, “schedule”, “forecast”, “outlook”, “timeline”, “suggest”, “seek” and “could” or negative or grammatical variations thereof.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to: general economic and market conditions in the countries in which we operate, including labour challenges and changes in foreign exchange and interest rates; political conditions, including changes relating to, or affecting, economic or trade matters, including tariffs, countermeasures and tariff mitigation policies; changes to our credit ratings; cyber and information security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; technology resilience, innovation and competition; technological change, including the use of data and artificial intelligence (AI) in our business, including generative AI; failure of third parties to comply with their obligations to us; disruptions of global supply chains; environmental and social risk, including climate change; the Canadian housing market and consumer leverage; inflationary pressures; changes in laws, including tax legislation and interpretation, or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, including if the bank were designated a global systemically important bank, and the effect of such changes on funding costs and capital requirements; changes in monetary, fiscal or economic policy; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to successfully execute our strategic plans, complete acquisitions or dispositions and integrate acquisitions, including obtaining regulatory approvals, and realize any anticipated benefits from such plans and transactions; critical accounting estimates and judgments, and the effects of changes in accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; global capital markets activities; the emergence or continuation of widespread health emergencies or pandemics, and their impact on local, national or international economies, as well as their heightening of certain risks that may affect our future results; the possible effects on our business of war or terrorist activities; natural disasters, such as earthquakes or flooding, and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For further information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, liquidity and funding, operational non-financial, legal and regulatory compliance, strategic, environmental and social, and reputation risk in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report, and the Risk Management section in our Second Quarter 2026 Report to Shareholders, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.
Material economic assumptions underlying the forward-looking statements contained in this document include those set out in the Economic Developments and Outlook section of BMO’s 2025 Annual Report, as updated in the Economic Developments and Outlook section and the Risk Management – Geopolitical Developments section in our Second Quarter 2026 Report to Shareholders, as well as in the Allowance for Credit Losses section of BMO’s 2025 Annual Report, as updated in the Allowance for Credit Losses section in our Second Quarter 2026 Report to Shareholders. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy.

BMO Financial Group Second Quarter Report 2026 5

Economic Developments and Outlook (1)
The Iran war and its impact on oil supply is currently the most significant risk to the North American economy. Rising energy prices and the potential for increased food costs stemming from the disruption of fertilizer shipments in the Strait of Hormuz will constrain household spending power. As a result, the outlook for economic growth in the current year is moderately lower. The full impact will depend on the duration of the conflict and the ability to achieve a peace plan. The renegotiation of the United States-Mexico-Canada Agreement (USMCA) presents a significant risk to trade policies. We expect talks to extend into next year, preserving the compliance exemption that allows most Canadian and Mexican goods to enter the United States duty-free.
Canada’s economy continues to expand, albeit modestly. Though constrained by elevated tariffs on certain key exports to the United States and weakness in some regional housing markets, the economy is benefitting from Canada’s status as a large net exporter of resources, as well as higher oil prices. After contracting slightly in the fourth quarter of 2025, real gross domestic product (GDP) is estimated to have risen in the first quarter of 2026 due to increased spending by consumers and governments. For 2026, real GDP is projected to expand a modest 1.0%, down from 1.7% in 2025. The unemployment rate was 6.9% in April 2026, unchanged from the prior year, but is anticipated to fall slightly by year-end as economic growth improves and labour force growth slows further in response to immigration restrictions. Consumer price inflation was 2.8% year-over-year in April 2026 and is likely to have risen further in May 2026, due to higher gasoline prices, before moderating later in the year as oil prices retreat. After reducing policy rates by a total of 100 basis points in 2025, the Bank of Canada is expected to look past a temporary rise in inflation and maintain a steady policy rate in 2026 to support the economy, provided that energy prices do not rise materially from current levels. The Canadian dollar is projected to strengthen moderately in 2026 amid higher oil prices and narrowing interest-rate differentials with the United States. Housing market activity remains weak in Ontario and British Columbia in response to affordability challenges and stagnant population growth. As a result, industry-wide growth in residential mortgage balances of 4.6% year-over-year in March 2026 is expected to moderate somewhat this year. Year-over-year growth in consumer credit (excluding mortgages) remained moderate at 3.8% in March 2026, but is expected to remain steady in the current year alongside stable interest rates. Industry-wide growth in non-financial corporate credit balances was 3.8% year-over-year in March 2026 and will likely remain moderate until trade-policy uncertainty subsides.
The U.S. economy continues to grow at a healthy rate. After slowing in the fourth quarter of 2025 due to the longest-ever partial shutdown of the federal government, real GDP grew at an annual rate of 2.0% in the first quarter of 2026. Consumer spending remains well supported by the wealth effect from rising equity markets, while substantial investment in AI technologies and data centres continues to drive business spending. With support from lower interest rates and decreases in personal income taxes, real GDP is expected to increase 2.1% in 2026, consistent with growth in 2025. Despite weak job growth, the unemployment rate remained at relatively low levels of 4.3% in April 2026. Consumer price inflation jumped to 3.8% year-over-year in April 2026, largely due to a spike in fuel costs. We expect inflation to moderate as energy prices retreat, but still average above 3% in 2026. Assuming energy prices decline, the Federal Reserve may lower policy rates later in the year to support employment growth, although longer-term interest rates are expected to remain largely steady, given concerns about elevated inflation and the large federal budget deficit. Growth in industry-wide residential mortgage balances remained modest at 1.5% year-over-year in April 2026 amid continued weakness in home sales, and is likely to remain subdued until mortgage rates decline. Year-over-year growth in consumer loan balances improved to 4.9% in April 2026 and is projected to remain firm in 2026. Year-over-year growth in business, industrial and commercial real estate credit was strong at 5.9% in April 2026 and is anticipated to remain healthy in 2026.
The economic outlook is subject to several risks that could impact the North American economy. The most immediate threat stems from a further escalation of the Iran war and a prolonged closure of the Strait of Hormuz, which would sharply increase energy and other costs. In addition, Canadian businesses face longer-term risks if the renegotiation of the USMCA is unsuccessful, as significant tariffs could then apply to most goods exported to the United States, potentially leading to a recession in Canada. Even under a successful renegotiation of the USMCA, some tariffs are likely to remain in place, though government measures to promote investment in energy and resource projects could provide some offsetting support. Additional risks include a potential escalation of the Russia-Ukraine war and the possibility of a destabilizing correction in equity markets amid elevated valuations. Substantial investment in the development and adoption of AI systems could also result in widespread worker displacement.
Our operations, clients and customers may be affected by significant changes to the economic environment and heightened economic uncertainty. An increase in provisions for credit losses, volatility in capital markets and slower loan growth could result if tariffs increase substantially. Management regularly monitors the economic environment and takes proactive measures to respond to uncertainties and reduce the impact on our results.

Caution
This Economic Developments and Outlook section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

(1)All periods in this section refer to the calendar quarter and calendar year, rather than the fiscal quarter or fiscal year.
6 BMO Financial Group Second Quarter Report 2026

Financial Highlights

TABLE 1
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Summary Income Statement (1)
Net interest income	5,268	5,643	5,097	10,911	10,495
Non-interest revenue	4,299	4,181	3,582	8,480	7,450
Revenue	9,567	9,824	8,679	19,391	17,945
Provision for credit losses on impaired loans	734	739	765	1,473	1,624
Provision for credit losses on performing loans	5	7	289	12	441
Total provision for credit losses (PCL)	739	746	1,054	1,485	2,065
Non-interest expense	5,330	5,753	5,019	11,083	10,446
Provision for income taxes	868	836	644	1,704	1,334
Net income	2,630	2,489	1,962	5,119	4,100
Net income (loss) attributable to non-controlling interest in subsidiaries	4	(1)	2	3	6
Dividends on preferred shares and distributions on other equity instruments	139	81	142	220	207
Net income available to common shareholders	2,487	2,409	1,818	4,896	3,887
Adjusted net income	2,733	2,551	2,046	5,284	4,335
Adjusted net income available to common shareholders	2,590	2,471	1,902	5,061	4,122
Common Share Data ($, except as noted) (1)
Basic earnings per share	3.54	3.40	2.51	6.94	5.34
Diluted earnings per share	3.53	3.39	2.50	6.92	5.34
Adjusted diluted earnings per share	3.67	3.48	2.62	7.15	5.66
Book value per share	111.17	110.45	108.03	111.17	108.03
Closing share price	206.84	185.37	132.09	206.84	132.09
Number of common shares outstanding (in millions)
End of period	700.4	706.2	722.1	700.4	722.1
Average basic	702.7	708.4	725.4	705.6	727.5
Average diluted	704.6	710.2	726.4	707.4	728.6
Market capitalization ($ millions)	144,874	130,908	95,378	144,874	95,378
Dividends declared per common share	1.67	1.67	1.59	3.34	3.18
Dividend yield (%)	3.2	3.6	4.8	3.2	4.8
Dividend payout ratio (%)	47.2	49.1	63.4	48.1	59.5
Adjusted dividend payout ratio (%)	45.3	47.9	60.6	46.6	56.1
Financial Measures and Ratios (%) (1) (2)
Return on equity	13.0	12.1	9.4	12.5	10.0
Adjusted return on equity	13.5	12.4	9.8	12.9	10.6
Return on tangible common equity	17.3	16.2	12.8	16.8	13.6
Adjusted return on tangible common equity	17.6	16.1	12.8	16.8	13.9
Efficiency ratio	55.7	58.6	57.8	57.2	58.2
Adjusted efficiency ratio	54.4	57.8	56.5	56.1	56.4
Operating leverage	4.0	0.0	5.2	2.0	12.6
Adjusted operating leverage	4.1	(2.8)	2.7	0.6	5.7
Net interest margin on average earning assets	1.61	1.68	1.60	1.64	1.61
Adjusted net interest margin, excluding Global Markets and Insurance	2.29	2.33	2.17	2.31	2.15
Effective tax rate	24.8	25.2	24.7	25.0	24.5
Adjusted effective tax rate	24.6	25.0	24.7	24.8	24.6
Total PCL-to-average net loans and acceptances	0.45	0.44	0.63	0.44	0.61
PCL on impaired loans-to-average net loans and acceptances	0.45	0.44	0.46	0.44	0.48
Balance Sheet and Other Information (as at, $ millions, except as noted)
Assets	1,499,543	1,458,132	1,440,269	1,499,543	1,440,269
Average earning assets	1,342,662	1,334,388	1,308,774	1,338,456	1,314,247
Gross loans and acceptances	685,009	674,383	681,102	685,009	681,102
Net loans and acceptances	679,945	669,316	676,142	679,945	676,142
Deposits	966,901	954,789	958,267	966,901	958,267
Common shareholders’ equity	77,864	77,999	78,008	77,864	78,008
Total risk-weighted assets (3)	443,711	442,058	425,066	443,711	425,066
Assets under administration	896,603	872,742	799,054	896,603	799,054
Assets under management	571,768	547,035	437,911	571,768	437,911
Capital and Liquidity Measures (%) (3)
Common Equity Tier 1 Ratio	13.0	13.1	13.5	13.0	13.5
Tier 1 Capital Ratio	14.7	14.8	15.3	14.7	15.3
Total Capital Ratio	16.9	16.9	17.9	16.9	17.9
Leverage Ratio	4.3	4.4	4.4	4.3	4.4
TLAC Ratio	29.0	29.1	29.9	29.0	29.9
Liquidity Coverage Ratio	128	126	134	128	134
Net Stable Funding Ratio	114	116	117	114	117
Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.3584	1.3589	1.3786	1.3584	1.3786
Average Canadian/U.S. dollar	1.3721	1.3759	1.4203	1.3740	1.4254
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information, refer to the Non-GAAP and Other Financial Measures section.
(2)PCL, ROE and ROTCE ratios are presented on an annualized basis.
(3)Capital and liquidity measures are disclosed in accordance with the Capital Adequacy Requirements (CAR) Guideline and the Liquidity Adequacy Requirements (LAR) Guideline, as set out by the Office of the Superintendent of Financial Institutions (OSFI), as applicable.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2026 7

Non-GAAP and Other Financial Measures
Results and measures in this document are presented on a generally accepted accounting principles (GAAP) basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from our audited annual consolidated financial statements and our unaudited interim consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). References to GAAP mean IFRS. We use a number of financial measures to assess our performance, as well as the performance of our operating segments, including amounts, measures and ratios that are presented on a non‑GAAP basis, as described below. We believe that these non‑GAAP amounts, measures and ratios, read together with our GAAP results, provide readers with a better understanding of how management assesses results.
Non-GAAP amounts, measures and ratios do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.
For further information regarding the composition of our non-GAAP and other financial measures, including supplementary financial measures, refer to the Glossary of Financial Terms.

Adjusted measures and ratios
Management considers both reported and adjusted results and measures to be useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non‑interest expense and income taxes, as detailed in the following table. Adjusted results and measures presented in this document are non‑GAAP. Presenting results on both a reported and an adjusted basis permits readers to assess the impact of certain items on results for the periods presented, and to better assess results excluding those items that may not reflect ongoing business performance. As such, the presentation may facilitate readers’ analysis of underlying trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results.

Net Interest Margin, excluding Global Markets and Insurance
Effective the first quarter of fiscal 2026, we report net interest margin on a basis that excludes net interest income from our Global Markets business in Capital Markets, and average earning assets from our Global Markets and Insurance businesses. Management considers this measure to be useful in allowing readers to assess performance of BMO’s lending, investing and deposit-raising activities without the volatility that may be associated with market and trading-related activities. This measure replaces net interest margin, excluding trading and insurance previously disclosed, and prior periods have been reclassified to conform with the current period’s presentation.

Tangible common equity and return on tangible common equity
Tangible common equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities. Return on tangible common equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity. ROTCE is commonly used in the North American banking industry and is meaningful as a consistent measure of the performance of businesses, whether they were acquired or developed organically.

Adjusting Items
Adjusted results in the current quarter and prior periods excluded the following items:
•Impact of divestitures related to the announced sale of 138 branches in select U.S. markets, recorded in non-interest expense in Corporate Services. Q2-2026 included expenses of $26 million ($24 million after-tax), comprising a write-down of goodwill of $18 million and divestiture-related costs of $8 million. Prior periods included divestiture-related costs of $4 million ($3 million after-tax) in Q1-2026.
•Acquisition and integration costs of $3 million ($2 million after-tax) in the current quarter. Prior periods included expenses of $9 million ($7 million after-tax) in Q1-2026, a reversal of $2 million ($1 million after-tax) in Q2-2025 and expenses of $10 million ($7 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment: Burgundy in Wealth Management and Bank of the West in Corporate Services.
•Amortization of acquisition-related intangible assets of $93 million ($70 million after-tax) in the current quarter. Prior periods included $96 million ($71 million after-tax) in Q1-2026, $109 million ($81 million after-tax) in Q2-2025 and $106 million ($79 million after-tax) in Q1-2025. Amounts are recorded in non-interest expense in the related operating segment.
•Change in the fair value of contingent consideration related to the acquisition of Burgundy, which reduced non-interest revenue in the current quarter by $7 million (pre-tax and after-tax), recorded in Wealth Management. Q1-2026 included a reduction of $16 million (pre-tax and after-tax). For further information, refer to Note 13 of the unaudited interim consolidated financial statements and Note 9 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
•U.S. Federal Deposit Insurance Corporation (FDIC) special assessment recorded in non-interest expense in Corporate Services. Q1-2026 included a partial reversal of a prior charge of $47 million ($35 million after-tax). Prior periods included expenses of $5 million ($4 million after-tax) in Q2-2025 and a partial reversal of $7 million ($5 million after-tax) in Q1-2025.
•Impact of aligning accounting policies for employee vacation across legal entities of $96 million ($70 million after-tax) in Q1-2025, recorded in non-interest expense in Corporate Services.

8 BMO Financial Group Second Quarter Report 2026

Adjusting items in aggregate decreased net income by $103 million in the current quarter, compared with a $84 million decrease in the prior year and a decrease of $62 million in the prior quarter. On a year-to-date basis, adjusting items in aggregate decreased net income by $165 million, compared with a decrease of $235 million in the prior year.

Non-GAAP and Other Financial Measures (1)

TABLE 2
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Reported Results
Net interest income	5,268	5,643	5,097	10,911	10,495
Non-interest revenue	4,299	4,181	3,582	8,480	7,450
Revenue	9,567	9,824	8,679	19,391	17,945
Provision for credit losses	739	746	1,054	1,485	2,065
Non-interest expense	5,330	5,753	5,019	11,083	10,446
Income before income taxes	3,498	3,325	2,606	6,823	5,434
Provision for income taxes	868	836	644	1,704	1,334
Net income	2,630	2,489	1,962	5,119	4,100
Dividends on preferred shares and distributions on other equity instruments	139	81	142	220	207
Net income (loss) attributable to non-controlling interest in subsidiaries	4	(1)	2	3	6
Net income available to common shareholders	2,487	2,409	1,818	4,896	3,887
Diluted EPS ($)	3.53	3.39	2.50	6.92	5.34
Adjusting Items Impacting Revenue (Pre-tax)
Change in fair value of contingent consideration (2)	(7)	(16)	–	(23)	–
Impact of adjusting items on revenue (pre-tax)	(7)	(16)	–	(23)	–
Adjusting Items Impacting Non-Interest Expense (Pre-tax)
Acquisition and integration costs/reversal	(3)	(9)	2	(12)	(8)
Amortization of acquisition-related intangible assets (3)	(93)	(96)	(109)	(189)	(215)
Impact of divestitures	(26)	(4)	–	(30)	–
FDIC special assessment	–	47	(5)	47	2
Impact of alignment of accounting policies	–	–	–	–	(96)
Impact of adjusting items on non-interest expense (pre-tax)	(122)	(62)	(112)	(184)	(317)
Adjusting Items Impacting Revenue (After-tax)
Change in fair value of contingent consideration (2)	(7)	(16)	–	(23)	–
Impact of adjusting items on revenue (after-tax)	(7)	(16)	–	(23)	–
Adjusting Items Impacting Non-Interest Expense (After-tax)
Acquisition and integration costs/reversal	(2)	(7)	1	(9)	(6)
Amortization of acquisition-related intangible assets (3)	(70)	(71)	(81)	(141)	(160)
Impact of divestitures	(24)	(3)	–	(27)	–
FDIC special assessment	–	35	(4)	35	1
Impact of alignment of accounting policies	–	–	–	–	(70)
Impact of adjusting items on non-interest expense (after-tax)	(96)	(46)	(84)	(142)	(235)
Impact of adjusting items on reported net income (after-tax)	(103)	(62)	(84)	(165)	(235)
Impact on diluted EPS ($)	(0.14)	(0.09)	(0.12)	(0.23)	(0.32)
Adjusted Results
Net interest income	5,268	5,643	5,097	10,911	10,495
Non-interest revenue	4,306	4,197	3,582	8,503	7,450
Revenue	9,574	9,840	8,679	19,414	17,945
Provision for credit losses	739	746	1,054	1,485	2,065
Non-interest expense	5,208	5,691	4,907	10,899	10,129
Income before income taxes	3,627	3,403	2,718	7,030	5,751
Provision for income taxes	894	852	672	1,746	1,416
Net income	2,733	2,551	2,046	5,284	4,335
Net income available to common shareholders	2,590	2,471	1,902	5,061	4,122
Diluted EPS ($)	3.67	3.48	2.62	7.15	5.66
(1)Adjusted results exclude certain items from reported results and are used to calculate our adjusted measures as presented in the table above. Refer to the commentary in this Non-GAAP and Other Financial Measures section for further information on adjusting items.
(2)Recorded in non-interest revenue.
(3)Represents amortization of acquisition-related intangible assets and any impairment.

BMO Financial Group Second Quarter Report 2026 9

Summary of Reported and Adjusted Results by Operating Segment

TABLE 3
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q2-2026
Reported net income (loss)	884	790	428	638	(110)	2,630	655
Dividends on preferred shares and distributions on
other equity instruments	11	14	1	15	98	139	15
Net income attributable to non-controlling interest in subsidiaries	–	4	–	–	–	4	3
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Acquisition and integration costs	–	–	2	–	–	2	–
Amortization of acquisition-related intangible assets	3	57	7	3	–	70	43
Change in fair value of contingent consideration	–	–	7	–	–	7	–
Impact of divestitures	–	–	–	–	24	24	18
Adjusted net income (loss) (2)	887	847	444	641	(86)	2,733	716
Adjusted net income (loss) available to common shareholders (2)	876	829	443	626	(184)	2,590	698
Q1-2026
Reported net income (loss)	948	742	352	657	(210)	2,489	715
Dividends on preferred shares and distributions on
other equity instruments	13	14	2	15	37	81	17
Net income (loss) attributable to non-controlling interest in subsidiaries	–	(2)	–	–	1	(1)	(1)
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Acquisition and integration costs	–	–	7	–	–	7	–
Amortization of acquisition-related intangible assets	3	60	5	3	–	71	46
Change in fair value of contingent consideration	–	–	16	–	–	16	–
Impact of divestitures	–	–	–	–	3	3	2
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	951	802	380	660	(242)	2,551	737
Adjusted net income (loss) available to common shareholders (2)	938	790	378	645	(280)	2,471	721
Q2-2025
Reported net income (loss)	764	601	320	434	(157)	1,962	515
Dividends on preferred shares and distributions on
other equity instruments	11	16	1	10	104	142	3
Net income (loss) attributable to non-controlling interest in subsidiaries	–	5	–	–	(3)	2	1
Net income (loss) available to common shareholders	753	580	319	424	(258)	1,818	511
Acquisition and integration costs/reversal	–	–	–	–	(1)	(1)	(1)
Amortization of acquisition-related intangible assets	4	74	–	3	–	81	54
FDIC special assessment	–	–	–	–	4	4	3
Adjusted net income (loss) (2)	768	675	320	437	(154)	2,046	571
Adjusted net income (loss) available to common shareholders (2)	757	654	319	427	(255)	1,902	567
YTD-2026
Reported net income (loss)	1,832	1,532	780	1,295	(320)	5,119	1,370
Dividends on preferred shares and distributions on
other equity instruments	24	28	3	30	135	220	32
Net income attributable to non-controlling interest in subsidiaries	–	2	–	–	1	3	2
Net income (loss) available to common shareholders	1,808	1,502	777	1,265	(456)	4,896	1,336
Acquisition and integration costs	–	–	9	–	–	9	–
Amortization of acquisition-related intangible assets	6	117	12	6	–	141	89
Change in fair value of contingent consideration	–	–	23	–	–	23	–
Impact of divestitures	–	–	–	–	27	27	20
FDIC special assessment	–	–	–	–	(35)	(35)	(26)
Adjusted net income (loss) (2)	1,838	1,649	824	1,301	(328)	5,284	1,453
Adjusted net income (loss) available to common shareholders (2)	1,814	1,619	821	1,271	(464)	5,061	1,419
(1)U.S. Operations comprises reported and adjusted results recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(2)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

10 BMO Financial Group Second Quarter Report 2026

Summary of Reported and Adjusted Results by Operating Segment (Continued)

TABLE 3 (Continued)
			Wealth	Capital	Corporate		U.S. Operations (1)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
YTD-2025
Reported net income (loss)	1,641	1,236	648	1,023	(448)	4,100	1,154
Dividends on preferred shares and distributions on
other equity instruments	23	31	3	20	130	207	6
Net income attributable to non-controlling interest in subsidiaries	–	5	–	–	1	6	4
Net income (loss) available to common shareholders	1,618	1,200	645	1,003	(579)	3,887	1,144
Acquisition and integration costs	–	–	–	–	6	6	4
Amortization of acquisition-related intangible assets	7	146	–	7	–	160	106
FDIC special assessment	–	–	–	–	(1)	(1)	(1)
Impact of alignment of accounting policies	–	–	–	–	70	70	25
Adjusted net income (loss) (2)	1,648	1,382	648	1,030	(373)	4,335	1,288
Adjusted net income (loss) available to common shareholders (2)	1,625	1,346	645	1,010	(504)	4,122	1,278
See previous page for footnote references.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Return on Equity and Return on Tangible Common Equity

TABLE 4
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Reported net income	2,630	2,489	1,962	5,119	4,100
Net income (loss) attributable to non-controlling interest in subsidiaries	4	(1)	2	3	6
Net income attributable to bank shareholders	2,626	2,490	1,960	5,116	4,094
Dividends on preferred shares and distributions on other equity instruments	139	81	142	220	207
Net income available to common shareholders (A)	2,487	2,409	1,818	4,896	3,887
After-tax amortization of acquisition-related intangible assets	70	71	81	141	160
Net income available to common shareholders after adjusting for amortization of
acquisition-related intangible assets (B)	2,557	2,480	1,899	5,037	4,047
After-tax impact of other adjusting items (1)	33	(9)	3	24	75
Adjusted net income available to common shareholders (C)	2,590	2,471	1,902	5,061	4,122
Average common shareholders’ equity (D)	78,641	79,075	79,288	78,861	78,478
Goodwill	(16,762)	(16,838)	(17,089)	(16,801)	(17,150)
Acquisition-related intangible assets	(2,289)	(2,330)	(2,400)	(2,310)	(2,458)
Net of related deferred tax liabilities	837	858	986	848	998
Average tangible common equity (E)	60,427	60,765	60,785	60,598	59,868
Return on equity (%) (= A/D) (2)	13.0	12.1	9.4	12.5	10.0
Adjusted return on equity (%) (= C/D) (2)	13.5	12.4	9.8	12.9	10.6
Return on tangible common equity (%) (= B/E) (2)	17.3	16.2	12.8	16.8	13.6
Adjusted return on tangible common equity (%) (= C/E) (2)	17.6	16.1	12.8	16.8	13.9
(1)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
(2)Quarterly calculations are on an annualized basis.
BMO Financial Group Second Quarter Report 2026 11

Return on Equity by Operating Segment (1)

TABLE 5
			Wealth	Capital	Corporate		U.S. Operations (2)
(Canadian $ in millions, except as noted)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank	(US$ in millions)
Q2-2026
Reported
Net income (loss) available to common shareholders	873	772	427	623	(208)	2,487	637
Total average common equity	16,691	36,658	4,402	15,362	5,528	78,641	33,130
Return on equity (%)	21.4	8.6	39.8	16.6	na	13.0	7.9
Adjusted (3)
Net income (loss) available to common shareholders	876	829	443	626	(184)	2,590	698
Total average common equity	16,691	36,658	4,402	15,362	5,528	78,641	33,130
Return on equity (%)	21.5	9.3	41.3	16.7	na	13.5	8.6
Q1-2026
Reported
Net income (loss) available to common shareholders	935	730	350	642	(248)	2,409	699
Total average common equity	16,405	36,797	4,199	15,219	6,455	79,075	33,150
Return on equity (%)	22.6	7.9	33.1	16.7	na	12.1	8.4
Adjusted (3)
Net income (loss) available to common shareholders	938	790	378	645	(280)	2,471	721
Total average common equity	16,405	36,797	4,199	15,219	6,455	79,075	33,150
Return on equity (%)	22.7	8.5	35.7	16.8	na	12.4	8.6
Q2-2025
Reported
Net income (loss) available to common shareholders	753	580	319	424	(258)	1,818	511
Total average common equity	16,760	37,525	3,028	13,924	8,051	79,288	32,706
Return on equity (%)	18.5	6.3	43.2	12.5	na	9.4	6.4
Adjusted (3)
Net income (loss) available to common shareholders	757	654	319	427	(255)	1,902	567
Total average common equity	16,760	37,525	3,028	13,924	8,051	79,288	32,706
Return on equity (%)	18.5	7.1	43.2	12.6	na	9.8	7.1
YTD-2026
Reported
Net income (loss) available to common shareholders	1,808	1,502	777	1,265	(456)	4,896	1,336
Total average common equity	16,545	36,729	4,299	15,289	5,999	78,861	33,140
Return on equity (%)	22.0	8.2	36.4	16.7	na	12.5	8.1
Adjusted (3)
Net income (loss) available to common shareholders	1,814	1,619	821	1,271	(464)	5,061	1,419
Total average common equity	16,545	36,729	4,299	15,289	5,999	78,861	33,140
Return on equity (%)	22.1	8.9	38.5	16.8	na	12.9	8.6
YTD-2025
Reported
Net income (loss) available to common shareholders	1,618	1,200	645	1,003	(579)	3,887	1,144
Total average common equity	16,636	37,782	3,036	13,727	7,297	78,478	32,677
Return on equity (%)	19.6	6.4	42.8	14.7	na	10.0	7.1
Adjusted (3)
Net income (loss) available to common shareholders	1,625	1,346	645	1,010	(504)	4,122	1,278
Total average common equity	16,636	37,782	3,036	13,727	7,297	78,478	32,677
Return on equity (%)	19.7	7.2	42.8	14.9	na	10.6	7.9
(1)Return on equity is based on allocated capital. Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions, with unallocated capital reported in Corporate Services. Effective the first quarter of fiscal 2026, the allocation approach was updated to primarily reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Capital allocation methodologies are reviewed annually. For further information, refer to the How BMO Reports Operating Segments Results section. Return on equity ratios are presented on an annualized basis.
(2)U.S. Operations comprises reported and adjusted results and allocated capital recorded in U.S. Banking, and the U.S. operations in Capital Markets and Corporate Services.
(3)Refer to the commentary in this Non-GAAP and Other Financial Measures section for details on adjusting items.
na - not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Caution
This Non-GAAP and Other Financial Measures section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

12 BMO Financial Group Second Quarter Report 2026

Impact of Foreign Exchange

TABLE 6
	Q2-2026		YTD-2026
(Canadian $ in millions, except as noted)	vs. Q2-2025	vs. Q1-2026	vs. YTD-2025
Canadian/U.S. dollar exchange rate (average)
Current period	1.3721	1.3721	1.3740
Prior period	1.4203	1.3759	1.4254
	Increased/(Decreased)
Effects on U.S. Operations reported results
Net interest income	(87)	(7)	(182)
Non-interest revenue	(38)	(4)	(97)
Total revenue	(125)	(11)	(279)
Provision for credit losses	15	1	31
Non-interest expense	79	7	173
Provision for income taxes	6	–	16
Net income	(25)	(3)	(59)
Impact on basic earnings per share ($)	(0.03)	–	(0.08)
Impact on diluted earnings per share ($)	(0.03)	–	(0.08)
Effects on U.S. Operations adjusted results (1)
Net interest income	(87)	(7)	(182)
Non-interest revenue	(38)	(4)	(97)
Total revenue	(125)	(11)	(279)
Provision for credit losses	15	1	31
Non-interest expense	76	7	164
Provision for income taxes	6	–	18
Net income	(28)	(3)	(66)
Impact on basic earnings per share ($)	(0.04)	–	(0.09)
Impact on diluted earnings per share ($)	(0.04)	–	(0.09)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.

The table above indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on reported and adjusted results in BMO’s U.S. operations, comprising U.S. Banking and the U.S. operations in Capital Markets and Corporate Services.
The Canadian dollar equivalents of BMO’s U.S. operations results that are denominated in U.S. dollars decreased in the second quarter of fiscal 2026, relative to the first quarter of fiscal 2026 and the second quarter of fiscal 2025, due to changes in the Canadian/U.S. dollar exchange rate. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. operations.
Economically, our U.S. dollar income stream was not hedged against the risk of changes in foreign exchange rates during fiscal 2026 and fiscal 2025. Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses and provisions for (or recoveries of) credit losses and income taxes arise.
Refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual MD&A for a discussion of the impact that changes in foreign exchange rates can have on BMO’s capital position.

Net Income
Q2 2026 vs. Q2 2025
Reported net income was $2,630 million, an increase of $668 million or 34% from the prior year, and adjusted net income was $2,733 million, an increase of $687 million or 34%. The impact of the weaker U.S. dollar decreased net income by 2% on both a reported and an adjusted basis. Reported earnings per share (EPS) was $3.53, an increase of $1.03 or 41% from the prior year, and adjusted EPS was $3.67, an increase of $1.05 or 40%.
The increase in reported and adjusted net income was driven by higher revenue, as well as a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. Corporate Services recorded a lower net loss, compared with the prior year on both a reported and an adjusted basis.

Q2 2026 vs. Q1 2026
Reported net income increased $141 million or 6% from the prior quarter, and adjusted net income increased $182 million or 7%. Reported EPS increased $0.14 or 4% from the prior quarter, and adjusted EPS increased $0.19 or 6%, due to higher net income, partially offset by higher dividends on preferred shares and distributions on other equity instruments.
The increase in reported results included a partial reversal of the FDIC special assessment in the prior quarter and higher expenses related to the announced divestiture of certain U.S. branches in the current quarter. The increase in reported and adjusted net income was driven by lower expenses and a lower provision for credit losses, partially offset by lower revenue. Reported and adjusted net income increased in Wealth Management and U.S. Banking, and decreased in Canadian P&C and Capital Markets. Corporate Services recorded a lower net loss, compared with the prior quarter on both a reported and an adjusted basis.

BMO Financial Group Second Quarter Report 2026 13

Q2 YTD 2026 vs. Q2 YTD 2025
Reported net income was $5,119 million, an increase of $1,019 million or 25% from the prior year, and adjusted net income was $5,284 million, an increase of $949 million or 22%. The impact of the weaker U.S. dollar decreased net income by 2% on both a reported and an adjusted basis. Reported EPS was $6.92, an increase of $1.58 or 30% from the prior year, and adjusted EPS was $7.15, an increase of $1.49 or 26%.
The increase in reported results included the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current year, partially offset by divestiture-related expenses in the current year.
The increase in reported and adjusted results reflected higher revenue and a lower provision for credit losses, partially offset by higher expenses. Reported and adjusted net income increased across all operating segments. Corporate Services recorded a lower net loss, compared with the prior year on both a reported and an adjusted basis.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Net Income section.

Revenue
Q2 2026 vs. Q2 2025
Reported revenue was $9,567 million, an increase of $888 million or 10% from the prior year, and adjusted revenue was $9,574 million, an increase of $895 million or 10%. The impact of the weaker U.S. dollar decreased revenue by 2% on both a reported and an adjusted basis. Adjusted revenue excluded the impact of a change in the fair value of contingent consideration related to the acquisition of Burgundy. Reported and adjusted revenue increased across all operating segments and in Corporate Services.
Reported and adjusted net interest income was $5,268 million, an increase of $171 million or 3% from the prior year, driven by higher net interest margin, balance growth in Canadian P&C and Wealth Management, and higher net interest income in Corporate Services and Capital Markets, partially offset by lower balances in U.S. Banking.
BMO’s overall reported net interest margin of 1.61% increased 1 basis point from the prior year. Net interest margin, excluding Global Markets and Insurance, was 2.29%, an increase of 12 basis points, primarily due to higher deposit margins, as well as higher net interest income and lower low-yielding average assets in Corporate Services.
Reported non-interest revenue was $4,299 million, an increase of $717 million or 20% from the prior year, and adjusted non-interest revenue was $4,306 million, an increase of $724 million or 20%, with increases across most categories, primarily driven by higher wealth management fees, underwriting and advisory fee revenue, trading revenue, securities commissions and fee revenue and card fee revenue. Trading non-interest revenue of $883 million increased $64 million from the prior year.

Q2 2026 vs. Q1 2026
Reported revenue decreased $257 million or 3% from the prior quarter, and adjusted revenue decreased $266 million or 3%. Revenue increased in Wealth Management and decreased in Canadian P&C, Capital Markets and U.S. Banking.
Reported and adjusted net interest income decreased $375 million or 7% from the prior quarter, driven by the impact of three fewer days in the current quarter and lower net interest income in Global Markets.
BMO’s overall reported net interest margin decreased 7 basis points from the prior quarter due to lower Global Markets net interest income. Net interest margin, excluding Global Markets and Insurance, decreased 4 basis points, primarily due to lower net interest income, higher low-yielding average assets in Corporate Services and changes in balance sheet mix, partially offset by higher deposit margins.
Reported non-interest revenue increased $118 million or 3% from the prior quarter, and adjusted non-interest revenue increased $109 million or 3%, primarily due to higher underwriting and advisory fee revenue and trading revenue, partially offset by lower card fee revenue.

Q2 YTD 2026 vs. Q2 YTD 2025
Reported revenue was $19,391 million, an increase of $1,446 million or 8% from the prior year on a reported basis, and adjusted revenue was $19,414 million, an increase of $1,469 million or 8%. The impact of the weaker U.S. dollar decreased revenue by 2% on both a reported and an adjusted basis. Revenue increased in Capital Markets, Wealth Management, Canadian P&C and Corporate Services. U.S. Banking revenue decreased due to the impact of the weaker U.S. dollar, and increased on a source currency basis.
Reported and adjusted net interest income was $10,911 million, an increase of $416 million or 4% from the prior year, driven by higher net interest margin, balance growth in Canadian P&C and Wealth Management, and higher net interest income in Capital Markets and Corporate Services, partially offset by lower balances in U.S. Banking.
BMO’s overall reported net interest margin of 1.64% increased 3 basis points from the prior year. Net interest margin, excluding Global Markets and Insurance, was 2.31%, an increase of 16 basis points, primarily due to higher deposit margins, as well as higher net interest income and lower low-yielding average assets in Corporate Services.
Reported non-interest revenue was $8,480 million, an increase of $1,030 million or 14% from the prior year, and adjusted non-interest revenue was $8,503 million, an increase of $1,053 million or 14%, with increases across most categories, including higher wealth management fees, trading revenue, underwriting and advisory fee revenue, card fee revenue and lower markdowns on fair value loans. Trading non-interest revenue of $1,749 million increased $128 million from the prior year.
Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Revenue section.
14 BMO Financial Group Second Quarter Report 2026

Change in Net Interest Income, Average Earning Assets and Net Interest Margin (1)

TABLE 7
(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	Q2-2026	Q1-2026	Q2-2025	Q2-2026	Q1-2026	Q2-2025	Q2-2026	Q1-2026	Q2-2025
Canadian P&C	2,425	2,523	2,359	345,907	344,866	341,885	288	290	283
U.S. Banking	2,217	2,267	2,240	225,426	224,843	240,016	403	400	383
All other operating segments and Corporate Services	626	853	498	771,329	764,679	726,873	na	na	na
Total reported	5,268	5,643	5,097	1,342,662	1,334,388	1,308,774	161	168	160
Global Markets net interest income, and Global Markets and Insurance assets	204	369	206	435,373	436,238	383,980	na	na	na
Total reported, excluding Global Markets and Insurance	5,064	5,274	4,891	907,289	898,150	924,794	229	233	217
U.S. Banking (US$ in millions)	1,615	1,648	1,578	164,298	163,417	168,989	403	400	383
(Canadian $ in millions, except as noted)	Net interest income (teb) (2)			Average earning assets (3)			Net interest margin (in basis points)
	YTD-2026		YTD-2025	YTD-2026		YTD-2025	YTD-2026		YTD-2025
Canadian P&C	4,948		4,744	345,378		340,584	289		281
U.S. Banking	4,484		4,562	225,130		241,860	402		380
All other operating segments and Corporate Services	1,479		1,189	767,948		731,803	na		na
Total reported	10,911		10,495	1,338,456		1,314,247	164		161
Global Markets net interest income, and Global Markets and Insurance assets	573		604	435,813		385,915	na		na
Total reported, excluding Global Markets and Insurance	10,338		9,891	902,643		928,332	231		215
U.S. Banking (US$ in millions)	3,263		3,201	163,850		169,680	402		380
(1)Adjusted results and ratios in this table are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Operating segment revenue is presented on a taxable equivalent basis (teb) in net interest income. For further information, refer to the How BMO Reports Operating Segments Results section in BMO’s 2025 Annual MD&A.
(3)Average earning assets represents the daily average balance of interest bearing deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreement, securities and loans over a period.
na – not applicable
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Total Provision for Credit Losses

TABLE 8
			Wealth	Capital	Corporate
(Canadian $ in millions)	Canadian P&C	U.S. Banking	Management	Markets	Services	Total Bank
Q2-2026
Provision for credit losses on impaired loans	477	237	1	15	4	734
Provision (recovery of provision) for credit losses on performing loans	42	(53)	6	14	(4)	5
Total provision for credit losses	519	184	7	29	–	739
Total PCL-to-average net loans and acceptances (%) (1)	0.62	0.35	0.09	0.14	nm	0.45
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.57	0.46	0.02	0.07	nm	0.45
Q1-2026
Provision for credit losses on impaired loans	497	202	2	29	9	739
Provision (recovery of provision) for credit losses on performing loans	18	17	(4)	(21)	(3)	7
Total provision (recovery of provision) for credit losses	515	219	(2)	8	6	746
Total PCL-to-average net loans and acceptances (%) (1)	0.60	0.41	(0.02)	0.04	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.38	0.03	0.14	nm	0.44
Q2-2025
Provision for credit losses on impaired loans	476	248	1	28	12	765
Provision (recovery of provision) for credit losses on performing loans	132	91	2	73	(9)	289
Total provision for credit losses	608	339	3	101	3	1,054
Total PCL-to-average net loans and acceptances (%) (1)	0.74	0.62	0.05	0.51	nm	0.63
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.45	0.02	0.13	nm	0.46
YTD-2026
Provision for credit losses on impaired loans	974	439	3	44	13	1,473
Provision (recovery of provision) for credit losses on performing loans	60	(36)	2	(7)	(7)	12
Total provision for credit losses	1,034	403	5	37	6	1,485
Total PCL-to-average net loans and acceptances (%) (1)	0.61	0.38	0.04	0.09	nm	0.44
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.42	0.02	0.10	nm	0.44
YTD-2025
Provision for credit losses on impaired loans	967	560	2	63	32	1,624
Provision (recovery of provision) for credit losses on performing loans	183	193	1	84	(20)	441
Total provision for credit losses	1,150	753	3	147	12	2,065
Total PCL-to-average net loans and acceptances (%) (1)	0.69	0.67	0.02	0.35	nm	0.61
PCL on impaired loans-to-average net loans and acceptances (%) (1)	0.58	0.49	0.02	0.15	nm	0.48
(1)PCL ratios are presented on an annualized basis.
nm – not meaningful
Certain comparative figures have been reclassified to conform with the current year’s presentation.
BMO Financial Group Second Quarter Report 2026 15

Q2 2026 vs. Q2 2025
Total provision for credit losses was $739 million, compared with a provision of $1,054 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 45 basis points, compared with 63 basis points in the prior year. The provision for credit losses on impaired loans was $734 million, a decrease of $31 million, primarily due to lower provisions in Capital Markets and U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 46 basis points in the prior year. There was a $5 million provision for credit losses on performing loans, compared with a $289 million provision in the prior year. The provision for credit losses on performing loans in the current quarter was primarily driven by the net impact of model changes, largely offset by portfolio credit migration and lower portfolio balances, while the prior year reflected changes in the macroeconomic environment.

Q2 2026 vs. Q1 2026
Total provision for credit losses decreased $7 million from the prior quarter. The provision for credit losses on impaired loans decreased $5 million, primarily due to lower provisions in Canadian Commercial Banking and Capital Markets, partially offset by higher provisions in U.S. Commercial Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 45 basis points, compared with 44 basis points. There was a $5 million provision for credit losses on performing loans, compared with a $7 million provision in the prior quarter.

Q2 YTD 2026 vs. Q2 YTD 2025
Total provision for credit losses was $1,485 million, compared with a provision of $2,065 million in the prior year. Total provision for credit losses as a percentage of average net loans and acceptances was 44 basis points, compared with 61 basis points in the prior year. The provision for credit losses on impaired loans was $1,473 million, a decrease of $151 million from the prior year, largely due to lower provisions in U.S. Banking. The provision for credit losses on impaired loans as a percentage of average net loans and acceptances was 44 basis points, compared with 48 basis points in the prior year. There was a $12 million provision for credit losses on performing loans in the current year, compared with a $441 million provision in the prior year.

Impaired Loans

TABLE 9
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
GIL, beginning of period	6,863	7,091	6,954	7,091	5,843
Classified as impaired during the period	1,429	1,452	1,771	2,881	4,144
Transferred to performing during the period	(314)	(351)	(440)	(665)	(804)
Net repayments	(451)	(779)	(731)	(1,230)	(1,347)
Amounts written-off	(530)	(423)	(543)	(953)	(967)
Disposals of loans	(57)	(19)	(65)	(76)	(67)
Foreign exchange and other movements	(1)	(108)	(207)	(109)	(63)
GIL, end of period	6,939	6,863	6,739	6,939	6,739
GIL to gross loans and acceptances (%)	1.01	1.02	0.99	1.01	0.99

Total gross impaired loans and acceptances (GIL) were $6,939 million, an increase from $6,863 million in the prior quarter, due to higher impaired loans in Canadian P&C, primarily in residential mortgages. GIL as a percentage of gross loans and acceptances was 1.01%, a decrease from 1.02% in the prior quarter, due to higher loan balances.
Loans classified as impaired during the quarter were $1,429 million, a decrease from $1,452 million in the prior quarter, reflecting lower retail formations.
Factors contributing to the change in GIL are outlined in the table above.

Non-Interest Expense
Q2 2026 vs. Q2 2025
Reported non‑interest expense was $5,330 million, an increase of $311 million or 6% from the prior year, and adjusted non‑interest expense was $5,208 million, an increase of $301 million or 6%. The impact of the weaker U.S. dollar decreased non-interest expense by 2% on both a reported and an adjusted basis.
Reported non-interest expense included the impact of divestitures related to the announced sale of branches in certain U.S. markets. Reported and adjusted non-interest expense increased, primarily due to higher employee-related expenses, including performance-based compensation, and higher computer and equipment costs, partially offset by the impact of the weaker U.S. dollar.
Reported efficiency ratio was 55.7%, compared with 57.8%, and adjusted efficiency ratio was 54.4%, compared with 56.5%. Reported operating leverage was positive 4.0% and adjusted operating leverage was positive 4.1%.

Q2 2026 vs. Q1 2026
Reported non-interest expense decreased $423 million or 7% from the prior quarter, and adjusted non-interest expense decreased $483 million or 8%.
Reported non-interest expense included a partial reversal of the FDIC special assessment in the prior quarter, partially offset by higher divestiture-related expenses in the current quarter. The decrease in adjusted non-interest expense was primarily due to lower employee-related expenses, including severance, stock-based compensation for employees eligible to retire and seasonal benefits in the prior quarter.
16 BMO Financial Group Second Quarter Report 2026

Q2 YTD 2026 vs. Q2 YTD 2025
Reported non‑interest expense was $11,083 million, an increase of $637 million or 6% from the prior year, and adjusted non-interest expense was $10,899 million, an increase of $770 million or 8%. The impact of the weaker U.S. dollar decreased non-interest expense by 2% on both a reported and an adjusted basis.
The increase in reported non-interest expenses benefitted from the impact of aligning accounting policies for employee vacation across legal entities in the prior year and a larger partial reversal of the FDIC special assessment in the current year, partially offset by the impact of divestiture-related expenses in the current year. The increase in reported and adjusted non-interest expense was driven by higher employee-related expenses, including performance-based compensation and severance, and higher computer and equipment costs, partially offset by the impact of the weaker U.S. dollar.
The reported efficiency ratio was 57.2%, compared with 58.2% in the prior year. The adjusted efficiency ratio was 56.1%, compared with 56.4% in the prior year.
Non-interest expense is detailed in the unaudited interim consolidated financial statements.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Non-Interest Expense section.

Provision for Income Taxes
The reported provision for income taxes was $868 million, an increase of $224 million from the prior year, and an increase of $32 million from the prior quarter. The reported effective tax rate was 24.8%, compared with 24.7% in the prior year and 25.2% in the prior quarter. The adjusted provision for income taxes was $894 million, an increase of $222 million from the prior year, and an increase of $42 million from the prior quarter. The adjusted effective tax rate was 24.6%, compared with 24.7% in the prior year and 25.0% in the prior quarter.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Provision for Income Taxes section.

Balance Sheet

TABLE 10
(Canadian $ in millions)	As at April 30, 2026	As at October 31, 2025
Assets
Cash and cash equivalents and interest bearing deposits with banks	67,147	70,322
Securities	444,579	423,476
Securities borrowed or purchased under resale agreements	117,684	129,421
Net loans and acceptances	679,945	677,872
Derivative instruments	62,358	57,151
Other assets	127,830	118,560
Total assets	1,499,543	1,476,802
Liabilities and Equity
Deposits	966,901	976,202
Derivative instruments	64,056	58,729
Securities lent or sold under repurchase agreements	125,684	134,967
Other liabilities	248,949	210,304
Subordinated debt	8,336	8,500
Equity	85,570	88,051
Non-controlling interest in subsidiaries	47	49
Total liabilities and equity	1,499,543	1,476,802

Total assets were $1,499.5 billion as at April 30, 2026, an increase of $22.7 billion from October 31, 2025. The impact of the weaker U.S. dollar decreased assets by $23.6 billion, excluding the impact on derivative assets.
Cash and cash equivalents and interest bearing deposits with banks decreased $3.2 billion, due to lower balances held with central banks.
Securities increased $21.1 billion, due to higher levels of client activity in Capital Markets and higher balances in Corporate Services, partially offset by the impact of the weaker U.S. dollar.
Securities borrowed or purchased under resale agreements decreased $11.7 billion, primarily due to lower levels of client activity in Capital Markets.
Net loans and acceptances increased $2.1 billion, with underlying loan growth partially offset by the impact of the weaker U.S. dollar. Business and government loans and acceptances increased $5.3 billion, reflecting growth across all operating segments, partially offset by the impact of the weaker U.S. dollar. Residential mortgages decreased $2.2 billion, due to the impact of the weaker U.S. dollar and lower balances in U.S. Banking and Canadian P&C. Credit card balances decreased $0.7 billion. Consumer instalment and other personal decreased $0.4 billion, with higher balances in our personal business operating segments more than offset by lower balances in Corporate Services and the impact of the weaker U.S. dollar.
Derivative assets increased $5.2 billion, driven by an increase in the fair value of equity, commodity and interest rate contracts, partially offset by decrease in the fair value of foreign exchange contracts.
Other assets increased $9.3 billion, primarily in Capital Markets, due to changes in the balance of unsettled securities transactions and higher cash collateral balances posted with counterparties, as well as higher balances in Wealth Management, partially offset by the impact of the weaker U.S. dollar.
BMO Financial Group Second Quarter Report 2026 17

Total liabilities were $1,413.9 billion, an increase of $25.2 billion from October 31, 2025. The impact of the weaker U.S. dollar decreased liabilities by $22.6 billion, excluding the impact on derivative liabilities.
Deposits decreased $9.3 billion. Customer deposits decreased $21.6 billion, primarily due to the impact of the weaker U.S. dollar, moderately lower balances in Canadian P&C and U.S. Banking, driven by lower term deposits, partially offset by higher operating deposits and higher balances in Wealth Management and Capital Markets. Other deposits increased $12.3 billion, due to higher balances in Global Markets and Corporate Services, partially offset by the impact of the weaker U.S. dollar.
Derivative liabilities increased $5.3 billion, driven by an increase in the fair value of equity, commodity and interest rate contracts, partially offset by a decrease in the fair value of foreign exchange contracts.
Securities lent or sold under repurchase agreements decreased $9.3 billion, due to lower levels of client activity in Capital Markets and the impact of the weaker U.S. dollar.
Other liabilities increased $38.6 billion, primarily in Capital Markets, due to higher securitization liabilities, changes in the balance of unsettled securities transactions, an increase in securities sold but not yet purchased, and higher balances in Corporate Services, partially offset by the impact of the weaker U.S. dollar.
Subordinated debt was relatively unchanged from October 31, 2025, with no new issuances or redemptions during the current quarter.
Equity decreased $2.5 billion from October 31, 2025. Accumulated other comprehensive income decreased $2.1 billion, primarily due to a decline in accumulated other comprehensive income on translation of net foreign operations and losses on cash flow hedges. Preferred shares and other equity instruments decreased $1.3 billion, due to the redemption of our Limited Recourse Capital Notes, Series 1 (NVCC). Retained earnings increased $0.7 billion, as a result of net income earned in the year, largely offset by dividends and distributions on other equity instruments and the purchase of common shares for cancellation under the normal course issuer bid (NCIB). Common shares increased $0.2 billion.

Capital Management
BMO continues to manage its capital within the framework described in the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

Second Quarter 2026 Regulatory Capital Review
BMO’s Common Equity Tier 1 (CET1) Ratio was 13.0% as at April 30, 2026, a decrease from 13.1% at the end of the first quarter of 2026, as internal capital generation was more than offset by the impact of the purchase of common shares for cancellation and higher source currency risk-weighted assets (RWA).
CET1 Capital was $57.8 billion as at April 30, 2026, relatively unchanged from $57.8 billion as at January 31, 2026, with internal capital generation largely offset by the impact of common shares purchased for cancellation.
RWA were $443.7 billion as at April 30, 2026, an increase from $442.1 billion as at January 31, 2026. RWA increased due to higher credit and operational risk RWA, partially offset by lower market risk RWA. The increase in credit risk RWA was primarily due to an increase in asset size.
In calculating regulatory capital ratios, total RWA must be increased when a capital floor amount calculated under the standardized approaches, multiplied by a capital floor adjustment factor, is higher than a similar calculation using more risk-sensitive internal modelled approaches, where applicable. The capital floor was not operative as at April 30, 2026, unchanged from January 31, 2026.
The bank’s Tier 1 and Total Capital Ratios were 14.7% and 16.9%, respectively, as at April 30, 2026, compared with 14.8% and 16.9%, respectively, as at January 31, 2026. The Tier 1 and Total Capital Ratios were impacted by the same factors impacting the CET1 Capital Ratio.
BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S. dollar-denominated RWA and capital deductions may result in variability in the bank’s capital ratios. We manage the impact of foreign exchange movements on RWA and capital deductions on our capital ratios, and during the current quarter, this impact was largely offset.
Our Leverage Ratio was 4.3% as at April 30, 2026, a decrease from 4.4% at the end of the first quarter of 2026, driven by higher leverage exposures.
The bank’s risk-based Total Loss Absorbing Capacity (TLAC) Ratio and TLAC Leverage Ratio were 29.0% and 8.4%, respectively, as at April 30, 2026, compared with 29.1% and 8.6%, respectively, as at January 31, 2026.

Regulatory Capital Developments
OSFI’s revised Capital Adequacy Requirements (CAR) Guideline and the Capital and Liquidity Treatment of Crypto-Asset Exposures (Banking) Guideline were effective the first quarter of fiscal 2026. These changes did not have a material impact.
On December 18, 2025, OSFI announced that the Domestic Stability Buffer (DSB) will remain at 3.5%.
For a discussion on other regulatory developments, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.

Regulatory Capital, Leverage and Total Loss Absorbing Capacity
Regulatory capital requirements for BMO are determined in accordance with guidelines issued by OSFI, which are based on the Basel III framework developed by the Basel Committee on Banking Supervision (BCBS), and include OSFI’s CAR Guideline and the Leverage Requirements (LR) Guideline. TLAC requirements are determined in accordance with OSFI’s TLAC Guideline. For more information, refer to the Enterprise-Wide Capital Management section of BMO’s 2025 Annual Report.
18 BMO Financial Group Second Quarter Report 2026

OSFI’s capital, leverage and TLAC requirements are summarized in the following table.

TABLE 11
(% of risk-weighted assets or leverage exposures)	Minimum requirements	Total Pillar 1 Capital buffer (1)	Tier 1 Capital buffer (2)	Minimum requirements before domestic stability buffer	Domestic stability buffer (3)	Minimum capital, leverage and TLAC requirements including capital buffers	BMO capital, leverage and TLAC ratios as at April 30, 2026
Common Equity Tier 1 Ratio	4.5%	3.5%	na	8.0%	3.5%	11.5%	13.0%
Tier 1 Capital Ratio	6.0%	3.5%	na	9.5%	3.5%	13.0%	14.7%
Total Capital Ratio	8.0%	3.5%	na	11.5%	3.5%	15.0%	16.9%
TLAC Ratio	21.5%	na	na	21.5%	3.5%	25.0%	29.0%
Leverage Ratio	3.0%	na	0.5%	3.5%	na	3.5%	4.3%
TLAC Leverage Ratio	6.75%	na	0.5%	7.25%	na	7.25%	8.4%
(1)The minimum CET1 Ratio requirement of 4.5% is augmented by the 3.5% Total Pillar 1 Capital buffers, which can absorb losses during periods of stress. Pillar 1 Capital buffers, which will be met with CET1 Capital, include a capital conservation buffer of 2.5%, a Common Equity Tier 1 surcharge for domestic systemically important banks (D-SIBs) of 1.0% and a countercyclical buffer, as prescribed by OSFI (immaterial for the quarter). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.
(2)D-SIBs are required to meet a 0.5% Tier 1 Capital buffer requirement for the Leverage and TLAC Leverage Ratios.
(3)OSFI requires all D-SIBs to hold a DSB against Pillar 2 risks associated with systemic vulnerabilities. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions. In the event of a breach, OSFI would require a remediation plan, and would expect for the plan to be executed in a timely manner. Banks may be required to hold additional buffers that are applicable to capital, leverage and TLAC ratios.
na – not applicable

Regulatory Capital and TLAC Position

TABLE 12
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025
Gross common equity (1)	77,864	77,999	78,008
Regulatory adjustments applied to common equity	(20,026)	(20,198)	(20,603)
Common Equity Tier 1 Capital (CET1)	57,838	57,801	57,405
Additional Tier 1 Eligible Capital (2)	7,706	7,706	7,787
Regulatory adjustments applied to Tier 1 Capital	(134)	(82)	(85)
Additional Tier 1 Capital (AT1)	7,572	7,624	7,702
Tier 1 Capital (T1 = CET1 + AT1)	65,410	65,425	65,107
Tier 2 Eligible Capital (3)	9,435	9,466	10,880
Regulatory adjustments applied to Tier 2 Capital	(1)	(1)	(6)
Tier 2 Capital (T2)	9,434	9,465	10,874
Total Capital (TC = T1 + T2)	74,844	74,890	75,981
Other TLAC instruments (4)	53,934	53,652	51,424
Adjustments applied to Other TLAC	(139)	(88)	(140)
Other TLAC available after adjustments	53,795	53,564	51,284
TLAC	128,639	128,454	127,265
Risk-Weighted Assets (5)	443,711	442,058	425,066
Leverage Ratio Exposures	1,528,717	1,488,813	1,490,551
Capital, Leverage and TLAC Ratios (%)
CET1 Ratio	13.0	13.1	13.5
Tier 1 Capital Ratio	14.7	14.8	15.3
Total Capital Ratio	16.9	16.9	17.9
TLAC Ratio	29.0	29.1	29.9
Leverage Ratio	4.3	4.4	4.4
TLAC Leverage Ratio	8.4	8.6	8.5
(1)Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)Other TLAC includes senior unsecured debt subject to the Canadian Bail-In Regime.
(5)Institutions using one of the internal model-based approaches for credit risk, counterparty credit risk, or market risk are subject to a capital floor requirement that is applied to RWA, as prescribed in OSFI’s CAR Guideline.

BMO Financial Group Second Quarter Report 2026 19

Outstanding Shares and Securities Convertible into Common Shares (1)

TABLE 13
	Number of	Amount
As at April 30, 2026	shares	(in millions)
Common shares	700,416,619	$23,537
Class B Preferred shares (2)
Series 44	16,000,000	$400
Series 50	500,000	$500
Series 52	650,000	$650
Other Equity Instruments (2)
4.800% Additional Tier 1 Capital Notes (3)		US$500
5.625% Limited Recourse Capital Notes, Series 2 (LRCNs)		$750
7.325% Limited Recourse Capital Notes, Series 3 (LRCNs)		$1,000
7.700% Limited Recourse Capital Notes, Series 4 (LRCNs)		US$1,000
7.300% Limited Recourse Capital Notes, Series 5 (LRCNs)		US$750
6.875% Limited Recourse Capital Notes, Series 6 (LRCNs)		US$1,000
Medium-Term Notes
3.803% Subordinated Notes due 2032		US$1,250
Series K - First Tranche		$1,000
3.088% Subordinated Notes due 2037		US$1,250
Series L - First Tranche		$750
Series M - First Tranche		$1,150
Series M - Second Tranche		$1,000
Series N - First Tranche		$1,250
Stock options
Vested	2,528,025
Non-vested	3,148,295
(1)Details on the Medium-Term Notes are outlined in Note 16 of the audited consolidated financial statements of BMO’s 2025 Annual Report. Details on share capital and other equity instruments are outlined in Note 6 of the unaudited interim consolidated financial statements and Note 16 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
(2)Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the Preferred Shares Preferred Shares Series 49, Preferred Shares Series 51, Preferred Shares 53, Preferred Shares 54, and Preferred Shares 55 for Series 2, Series 3, Series 4, Series 5, and Series 6 LRCNs, respectively, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.
(3)The notes had an initial interest rate of 4.800% and reset on August 25, 2024 to 6.709%.

If a NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 4.1 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Other Capital Developments
On November 12, 2025, we redeemed the $1,250 million 4.300% LRCNs, Series 1 (NVCC) and the corresponding $1,250 million Non-Cumulative 5-Year Fixed Rate Reset Class B Preferred Shares, Series 48 (NVCC).
As part of the acquisition of Burgundy on November 1, 2025, we issued 2,723,726 common shares with an aggregate value of $481 million to shareholders of Burgundy.
BMO has a normal course issuer bid (NCIB) to purchase up to 30 million of our common shares for cancellation which commenced on September 5, 2025 and ends no later than September 4, 2026. The timing and amount of purchases under the NCIB are determined by management, based on factors such as market conditions and capital levels. During the three months ended April 30, 2026, we purchased for cancellation 6.0 million common shares under the NCIB, at an average price of $193.47 per share for a total amount of $1,184 million, including tax. During the six months ended April 30, 2026, we purchased for cancellation 12.0 million common shares under the NCIB, at an average price of $185.76 per share for a total amount of $2,272 million, including tax. The bank has purchased a total of 17.8 million common shares for cancellation under the NCIB as at April 30, 2026.

Dividends
On May 27, 2026, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.71 per share, an increase of $0.04 from the prior quarter and an $0.08 increase from the prior year. The dividend is payable on August 26, 2026 to shareholders of record on July 30, 2026. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).
Common shares under the DRIP are purchased on the open market without a discount.
For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution
This Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

20 BMO Financial Group Second Quarter Report 2026

Operating Segments Performance Review
How BMO Reports Operating Segments Results
BMO reports financial results for its four operating segments, Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Capital Markets, all of which are supported by Corporate Units and Technology and Operations (T&O) within Corporate Services. Operating segments results include allocations from Corporate Services for treasury-related revenue, corporate and T&O expenses, taxes and capital.
BMO employs funds transfer pricing and liquidity transfer pricing between corporate treasury and the operating segments in order to assign cost or credit on assets and liabilities to facilitate effective pricing and business decision-making, and to help assess the profitability performance of each line of business. These practices also capture the cost of holding supplemental liquid assets to meet contingent liquidity requirements, as well as facilitating the management of interest rate and liquidity risk within our risk appetite framework and regulatory requirements. We review our transfer pricing methodologies at least annually in order to align with our interest rate, liquidity and funding risk management practices, and update these as appropriate.
The costs of Corporate Units and T&O services are largely allocated to the four operating segments, with any remaining amounts retained in Corporate Services. Certain expenses directly incurred to support a specific operating segment are generally allocated to that operating segment. Other expenses are generally allocated across the operating segments in amounts that are reasonably reflective of the level of support provided to each operating segment. We review our allocation methodologies at least annually and update these as appropriate.
Capital is allocated to the operating segments based on the amount of regulatory capital required to support business activities, including risk-weighted assets and capital deductions. Effective the first quarter of fiscal 2026, the allocation approach was updated, primarily to reflect an increase in the capital allocation rate to 12.5% of risk-weighted assets, compared with 12.0% in fiscal 2025. Unallocated capital is reported in Corporate Services. We review our capital allocation methodologies at least annually and update these as appropriate.
Periodically, certain lines of business and units within our organizational structure are realigned to support our strategic priorities. In addition, revenue and expense allocations, including between operating segments, are updated to more accurately align with these priorities. Results for prior periods are reclassified to conform with the current period’s presentation.
We analyze revenue at the consolidated level based on GAAP revenue as reported in the audited annual consolidated financial statements, rather than on a taxable equivalent basis (teb). Similar to many banks, BMO analyzes revenue on a teb basis at the operating segment level. Net interest income, total revenue and provision for (recovery of) income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to equivalent pre-tax amounts in order to facilitate comparisons of income from taxable and tax-exempt sources, and are reflected in the key performance metrics. The offset to the segment teb adjustments is reflected in Corporate Services net interest income, total revenue and provision for (recovery of) income taxes.

Caution
This How BMO Reports Operating Segments Results section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Canadian Personal and Commercial Banking (Canadian P&C) (1)

TABLE 14
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Net interest income	2,425	2,523	2,359	4,948	4,744
Non-interest revenue	672	735	594	1,407	1,252
Total revenue	3,097	3,258	2,953	6,355	5,996
Provision for credit losses on impaired loans	477	497	476	974	967
Provision for credit losses on performing loans	42	18	132	60	183
Total provision for credit losses (PCL)	519	515	608	1,034	1,150
Non-interest expense	1,358	1,437	1,291	2,795	2,584
Income before income taxes	1,220	1,306	1,054	2,526	2,262
Provision for income taxes	336	358	290	694	621
Reported net income	884	948	764	1,832	1,641
Dividends on preferred shares and distributions on other equity instruments	11	13	11	24	23
Net income available to common shareholders	873	935	753	1,808	1,618
Amortization of acquisition-related intangible assets (2)	3	3	4	6	7
Adjusted net income	887	951	768	1,838	1,648
Adjusted net income available to common shareholders	876	938	757	1,814	1,625
Adjusted non-interest expense	1,353	1,433	1,286	2,786	2,575
Key Performance Metrics
Personal and Business Banking revenue	2,227	2,306	2,115	4,533	4,294
Commercial Banking revenue	870	952	838	1,822	1,702
Return on equity (%) (3) (4)	21.4	22.6	18.5	22.0	19.6
Adjusted return on equity (%) (3) (4)	21.5	22.7	18.5	22.1	19.7
Operating leverage (%)	(0.3)	(4.1)	(0.6)	(2.1)	1.6
Adjusted operating leverage (%)	(0.3)	(4.1)	(0.8)	(2.2)	1.4
Efficiency ratio (%)	43.9	44.1	43.7	44.0	43.1
Adjusted efficiency ratio (%)	43.7	44.0	43.6	43.8	43.0
PCL on impaired loans-to-average net loans and acceptances (%) (4)	0.57	0.58	0.58	0.58	0.58
Net interest margin on average earning assets (%)	2.88	2.90	2.83	2.89	2.81
Average earning assets	345,907	344,866	341,885	345,378	340,584
Average gross loans and acceptances	344,106	343,093	340,175	343,593	338,871
Average deposits	305,237	311,425	310,646	308,383	312,326
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
BMO Financial Group Second Quarter Report 2026 21

(2)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(3)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(4)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2026 vs. Q2 2025
Canadian P&C reported net income was $884 million, an increase of $120 million or 15% from the prior year.
Total revenue was $3,097 million, an increase of $144 million or 5% from the prior year. Net interest income increased $66 million or 3%, primarily due to higher net interest margin. Non-interest revenue increased $78 million or 13%, primarily due to higher card-related revenue reflecting below-trend payment processing costs in the current quarter, and higher mutual fund distribution fees, partially offset by lower retail deposit fees. Net interest margin of 2.88% increased 5 basis points from the prior year, primarily due to higher deposit margins, partially offset by a change in product mix and lower loan margins.
Personal and Business Banking revenue increased $112 million or 5% and Commercial Banking revenue increased $32 million or 4%, both due to higher net interest income and non-interest revenue.
Total provision for credit losses was $519 million, a decrease of $89 million from the prior year. The provision for credit losses on impaired loans was $477 million, relatively unchanged from the prior year, with higher provisions in Personal and Business Banking offset by lower provisions in Commercial Banking. There was a $42 million provision for credit losses on performing loans in the current quarter, compared with a $132 million provision in the prior year.
Non-interest expense was $1,358 million, an increase of $67 million or 5% from the prior year, reflecting higher operating costs and higher employee-related expenses.
Average gross loans and acceptances increased $3.9 billion or 1% from the prior year to $344.1 billion. Personal and Business Banking loan balances increased 1%, primarily reflecting growth in residential mortgages, and Commercial Banking loan balances increased 2%, while credit card balances decreased 9%. Average deposits decreased $5.4 billion or 2% from the prior year to $305.2 billion, with lower term deposits partially offset by higher operating deposits. Personal and Business Banking deposits decreased 5% and Commercial Banking deposits increased 5%.

Q2 2026 vs. Q1 2026
Reported net income decreased $64 million or 7% from the prior quarter.
Total revenue decreased $161 million or 5% from the prior quarter. Net interest income decreased $98 million or 4%, primarily due to the impact of three fewer days in the current quarter. Non-interest revenue decreased $63 million or 9% from the prior quarter, primarily due to lower gains on investments in our Commercial Banking business from strong performance in the prior quarter, and lower card-related and deposit fee revenue. Net interest margin of 2.88% decreased 2 basis points from the prior quarter, with higher deposit margins more than offset by a change in product mix and lower loan margins.
Personal and Business Banking revenue decreased $79 million or 3% and Commercial Banking revenue decreased $82 million or 9%, both due to lower net interest income and non-interest revenue.
Total provision for credit losses increased $4 million from the prior quarter. The provision for credit losses on impaired loans decreased $20 million, largely due to lower provisions in Commercial Banking, partially offset by higher provisions in Canadian unsecured consumer lending. There was a $42 million provision for credit losses on performing loans in the current quarter, compared with an $18 million provision in the prior quarter.
Non-interest expense decreased $79 million or 5% from the prior quarter, primarily due to lower employee-related expenses reflecting severance costs and stock-based compensation for employees eligible to retire in the prior quarter.
Average gross loans and acceptances increased $1.0 billion from the prior quarter. Commercial Banking loan balances increased 2% and credit card balances decreased 5%, with Personal and Business Banking balances relatively unchanged from the prior quarter. Average deposits decreased $6.2 billion from the prior quarter, reflecting lower term and operating deposits. Personal and Business Banking and Commercial Banking deposits both decreased 2% from the prior quarter.

Q2 YTD 2026 vs. Q2 YTD 2025
Canadian P&C reported net income was $1,832 million, an increase of $191 million or 12% from the prior year.
Total revenue increased $359 million or 6% from the prior year. Net interest income increased $204 million or 4%, primarily due to higher net interest margin. Non-interest revenue increased $155 million or 12% from the prior year, primarily due to above-trend card-related revenue reflecting revised future redemption assumptions and lower payment processing costs in the current year, higher mutual fund distribution fees and higher gains on investments in our Commercial Banking business, partially offset by lower deposit fee revenue. Net interest margin of 2.89% increased 8 basis points from the prior year, primarily due to higher deposit and loan margins, partially offset by a change in product mix.
Personal and Business Banking revenue increased $239 million or 6% and Commercial Banking revenue increased $120 million or 7%, both due to higher net interest income and non-interest revenue.
Total provision for credit losses was $1,034 million, a decrease of $116 million from the prior year. The provision for credit losses on impaired loans was $974 million, an increase of $7 million due to higher provisions in Personal and Business Banking, partially offset by lower provisions in Commercial Banking. There was a $60 million provision for credit losses on performing loans in the current year, compared with a $183 million provision in the prior year.
Non-interest expense increased $211 million or 8% from the prior year, primarily due to higher employee-related expenses, including severance, and higher operating and technology costs.
22 BMO Financial Group Second Quarter Report 2026

Average gross loans and acceptances increased $4.7 billion from the prior year. Personal and Business Banking and Commercial Banking loan balances both increased 2%, and credit card balances decreased 8%. Average deposits decreased $3.9 billion from the prior year. Personal and Business Banking deposits decreased 4% and Commercial Banking deposits increased 5%.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

U.S. Banking (1)

TABLE 15
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Net interest income (teb) (2)	2,217	2,267	2,240	4,484	4,562
Non-interest revenue	642	629	574	1,271	1,216
Total revenue (teb) (2)	2,859	2,896	2,814	5,755	5,778
Provision for credit losses on impaired loans	237	202	248	439	560
Provision (recovery of provision) for credit losses on performing loans	(53)	17	91	(36)	193
Total provision for credit losses (PCL)	184	219	339	403	753
Non-interest expense	1,667	1,734	1,714	3,401	3,466
Income before income taxes	1,008	943	761	1,951	1,559
Provision for income taxes (teb) (2)	218	201	160	419	323
Reported net income	790	742	601	1,532	1,236
Dividends on preferred shares and distributions on other equity instruments	14	14	16	28	31
Net income (loss) attributable to non-controlling interest in subsidiaries	4	(2)	5	2	5
Net income available to common shareholders	772	730	580	1,502	1,200
Amortization of acquisition-related intangible assets (3)	57	60	74	117	146
Adjusted net income	847	802	675	1,649	1,382
Adjusted net income available to common shareholders	829	790	654	1,619	1,346
Adjusted non-interest expense	1,592	1,653	1,615	3,245	3,270
Average earning assets	225,426	224,843	240,016	225,130	241,860
Average gross loans and acceptances	216,305	215,479	228,909	215,884	230,520
Average deposits	230,674	235,206	247,866	232,977	252,885

(US$ equivalent in millions)
Net interest income (teb) (2)	1,615	1,648	1,578	3,263	3,201
Non-interest revenue	469	457	405	926	854
Total revenue (teb) (2)	2,084	2,105	1,983	4,189	4,055
Provision for credit losses on impaired loans	173	148	176	321	393
Provision (recovery of provision) for credit losses on performing loans	(38)	12	66	(26)	136
Total provision for credit losses	135	160	242	295	529
Non-interest expense	1,215	1,260	1,206	2,475	2,431
Income before income taxes	734	685	535	1,419	1,095
Provision for income taxes (teb) (2)	159	146	114	305	228
Reported net income	575	539	421	1,114	867
Dividends on preferred shares and distributions on other equity instruments	10	10	11	20	22
Net income (loss) attributable to non-controlling interest in subsidiaries	2	(1)	3	1	3
Net income available to common shareholders	563	530	407	1,093	842
Amortization of acquisition-related intangible assets (3)	41	44	52	85	102
Adjusted net income	616	583	473	1,199	969
Adjusted net income available to common shareholders	604	574	459	1,178	944
Adjusted non-interest expense	1,160	1,201	1,136	2,361	2,293
Key Performance Metrics (US$ basis)
Personal and Business Banking revenue	750	754	686	1,504	1,401
Commercial Banking revenue	1,113	1,134	1,095	2,247	2,251
Private Wealth revenue	221	217	202	438	403
Return on equity (%) (4) (5)	8.6	7.9	6.3	8.2	6.4
Adjusted return on equity (%) (4) (5)	9.3	8.5	7.1	8.9	7.2
Operating leverage (%)	4.3	(1.3)	1.8	1.5	2.8
Adjusted operating leverage (%)	3.0	(2.2)	1.7	0.3	2.5
Efficiency ratio (%)	58.3	59.9	60.8	59.1	60.0
Adjusted efficiency ratio (%)	55.7	57.1	57.3	56.4	56.6
Net interest margin on average earning assets (%)	4.03	4.00	3.83	4.02	3.80
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.46	0.38	0.45	0.42	0.49
Average earning assets	164,298	163,417	168,989	163,850	169,680
Average gross loans and acceptances	157,651	156,612	161,168	157,123	161,722
Average deposits	168,117	170,947	174,511	169,555	177,405
Assets under administration (6)	126,023	125,263	103,257	126,023	103,257
Assets under management (6)	88,514	85,751	70,733	88,514	70,733
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $5 million in Q2-2026, $7 million in Q1-2026, and $8 million in Q2-2025; and $12 million for YTD-2026 and $17 million for YTD-2025, are offset in Corporate Services. On a source currency basis: US$4 million in Q2-2026, US$5 million in Q1-2026, and US$6 million in Q2-2025; and US$9 million for YTD-2026 and US$12 million for YTD-2025.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense. On a source currency basis: US$55 million in Q2-2026, US$59 million in Q1-2026, and US$70 million in Q2-2025; and US$114 million for YTD-2026 and US$138 million for YTD-2025.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
(6)Relates to Private Wealth. Assets under administration excludes assets under custody.
Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Second Quarter Report 2026 23

Q2 2026 vs. Q2 2025
U.S. Banking reported net income was $790 million, an increase of $189 million or 32% from the prior year. The impact of the weaker U.S. dollar decreased net income by 5%, revenue by 4% and expenses by 3%. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income was $575 million, an increase of $154 million or 37% from the prior year.
Total revenue was $2,084 million, an increase of $101 million or 5% from the prior year. Net interest income increased $37 million or 2%, primarily due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $64 million or 16% from the prior year, reflecting the impact of a loss on the strategic sale of a non-relationship credit card portfolio in the prior year, as well as higher investment management, advisory and deposit fee revenue. Net interest margin of 4.03% increased 20 basis points, primarily due to higher deposit margins.
Personal and Business Banking revenue increased $64 million or 9% and Commercial Banking revenue increased $18 million or 2%, both due to higher net interest income and non-interest revenue. Private Wealth revenue increased $19 million or 9%.
Total provision for credit losses was $135 million, a decrease of $107 million from the prior year. The provision for credit losses on impaired loans was $173 million, a decrease of $3 million. There was a $38 million recovery of credit losses on performing loans in the current quarter, compared with a $66 million provision in the prior year.
Non-interest expense was $1,215 million, an increase of $9 million or 1% from the prior year.
Average gross loans and acceptances decreased $3.5 billion or 2% from the prior year to $157.7 billion. Commercial Banking balances decreased 4% reflecting balance sheet optimization initiatives, with Personal and Business Banking balances relatively unchanged from the prior year. Private Wealth balances increased 9%. Average total deposits decreased $6.4 billion or 4% from the prior year to $168.1 billion, driven by lower term deposits, partially offset by higher operating deposits. Personal and Business Banking deposits decreased 8%, Commercial Banking deposits increased 2% and Private Wealth deposits decreased 7%.
Assets under management increased $17.8 billion or 25% from the prior year to $88.5 billion, driven by stronger markets and higher client assets. Assets under administration increased $22.8 billion or 22% to $126.0 billion, primarily driven by stronger markets.

Q2 2026 vs. Q1 2026
Reported net income increased $48 million or 6% from the prior quarter. All amounts in the remainder of this section are presented on a U.S. dollar basis.
Reported net income increased $36 million or 7% from the prior quarter.
Total revenue decreased $21 million or 1% from the prior quarter. Net interest income decreased $33 million or 2%, primarily due to the impact of three fewer days in the current quarter, partially offset by higher net interest margin. Non-interest revenue increased $12 million or 3% from the prior quarter, primarily due to higher deposit fee revenue. Net interest margin increased 3 basis points, primarily due to higher loan and deposit margins, partially offset by a change in balance sheet mix.
Commercial Banking revenue decreased $21 million or 2% and Personal and Business Banking decreased $4 million or 1%, both due to lower net interest income, partially offset by higher non-interest revenue. Private Wealth revenue increased $4 million or 2%.
Total provision for credit losses decreased $25 million from the prior quarter. The provision for credit losses on impaired loans increased $25 million, largely due to higher provisions in Commercial Banking. There was a $38 million recovery of credit losses on the performing loans in the current quarter, compared with a $12 million provision in the prior quarter.
Non-interest expense decreased $45 million or 4% from the prior quarter, primarily due to lower employee-related expenses reflecting severance and stock-based compensation for employees eligible to retire in the prior quarter.
Average gross loans and acceptances increased $1.0 billion or 1% from the prior quarter. Commercial Banking balances increased 1%, Personal and Business Banking decreased 2% and Private Wealth increased 3%. Average total deposits decreased $2.8 billion or 2% from the prior quarter. Commercial Banking deposits decreased 2%, Personal and Business Banking deposits decreased 1% and Private Wealth deposits decreased 3%.
Assets under management increased $2.8 billion or 3% from the prior quarter, driven by stronger markets. Assets under administration increased $0.8 billion or 1% from the prior quarter.

Q2 YTD 2026 vs. Q2 YTD 2025
Reported net income was $1,532 million, an increase of $296 million or 24% from the prior year. The impact of the weaker U.S. dollar decreased net income by 5%, and revenue and expenses by 4%, respectively. All amounts in the remainder of this section are on a U.S. dollar basis.
Reported net income was $1,114 million, an increase of $247 million or 29% from the prior year.
Total revenue was $4,189 million, an increase of $134 million or 3% from the prior year. Net interest income increased $62 million or 2%, primarily due to higher net interest margin, partially offset by lower balances. Non-interest revenue increased $72 million or 8%, due to the loss on the sale in the prior year noted above, higher investment management, deposit and advisory fee revenue. Net interest margin of 4.02% increased 22 basis points, primarily due to higher deposit margins, partially offset by lower deposit balances.
Personal and Business Banking revenue increased $103 million or 7% due to higher net interest income and non-interest revenue. Commercial Banking revenue decreased $4 million, due to lower net interest income, partially offset by higher non-interest revenue. Private Wealth revenue increased $35 million or 9%.
Total provision for credit losses was $295 million, a decrease of $234 million from the prior year. The provision for credit losses on impaired loans was $321 million, a decrease of $72 million, largely due to lower provisions in Commercial Banking. There was a $26 million recovery of the provision for credit losses on performing loans in the current year, compared with a $136 million provision in the prior year.
Non-interest expense was $2,475 million, an increase of $44 million or 2% from the prior year, primarily due to higher employee-related expenses, including severance, and higher technology costs.

24 BMO Financial Group Second Quarter Report 2026

Average gross loans and acceptances decreased $4.6 billion or 3% from the prior year to $157.1 billion. Commercial loan balances decreased 5% and Private Wealth balances increased 9%, with Personal and Business Banking relatively unchanged from the prior year. Average total deposits decreased $7.9 billion or 4% to $169.6 billion. Personal and Business Banking deposits decreased 8% and Private Wealth balances decreased 6%, with Commercial Banking relatively unchanged from the prior year.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Wealth Management (1)

TABLE 16
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Net interest income	301	290	251	591	489
Non-interest revenue	1,229	1,210	1,012	2,439	2,094
Total revenue	1,530	1,500	1,263	3,030	2,583
Provision for credit losses on impaired loans	1	2	1	3	2
Provision (recovery of provision) for credit losses on performing loans	6	(4)	2	2	1
Total provision (recovery of provision) for credit losses (PCL)	7	(2)	3	5	3
Non-interest expense	968	1,030	834	1,998	1,717
Income before income taxes	555	472	426	1,027	863
Provision for income taxes	127	120	106	247	215
Reported net income	428	352	320	780	648
Dividends on preferred shares and distributions on other equity instruments	1	2	1	3	3
Net income available to common shareholders	427	350	319	777	645
Acquisition and integration costs (2)	2	7	–	9	–
Amortization of acquisition-related intangible assets (3)	7	5	–	12	–
Change in fair value of contingent consideration (4)	7	16	–	23	–
Adjusted net income	444	380	320	824	648
Adjusted net income available to common shareholders	443	378	319	821	645
Adjusted total revenue	1,537	1,516	1,263	3,053	2,583
Adjusted non-interest expense	956	1,015	834	1,971	1,717
Key Performance Metrics
Wealth and Asset Management reported net income	342	273	261	615	506
Wealth and Asset Management adjusted net income	358	301	261	659	506
Insurance reported net income	86	79	59	165	142
Return on equity (%) (5) (6)	39.8	33.1	43.2	36.4	42.8
Adjusted return on equity (%) (5) (6)	41.3	35.7	43.2	38.5	42.8
Efficiency ratio (%)	63.3	68.7	66.1	66.0	66.5
Adjusted efficiency ratio (%)	62.2	66.9	66.1	64.6	66.5
Operating leverage (%)	5.1	(3.1)	2.8	0.9	6.5
Adjusted operating leverage (%)	7.2	(0.2)	2.8	3.4	6.5
PCL on impaired loans-to-average net loans and acceptances (%) (6)	0.02	0.03	0.02	0.02	0.02
Average assets	57,484	56,164	53,082	56,813	52,812
Average gross loans and acceptances	30,901	30,802	29,829	30,850	29,764
Average deposits	58,567	57,405	52,263	57,976	51,080
Assets under administration (7)	297,658	288,269	246,975	297,658	246,975
Assets under management	451,531	430,512	340,402	451,531	340,402
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs related to the acquisition of Burgundy, recorded in non-interest expense.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(4)Change in fair value of contingent consideration related to the acquisition of Burgundy, recorded in non-interest revenue.
(5)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(6)Return on equity and PCL ratios are presented on an annualized basis.
(7)Certain assets under management that are also administered by the bank are included in assets under administration.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2026 vs. Q2 2025
Wealth Management reported net income was $428 million, an increase of $108 million or 34% from the prior year. Wealth and Asset Management net income was $342 million, an increase of $81 million or 31%, and Insurance net income was $86 million, an increase of $27 million or 47%.
Total revenue was $1,530 million, an increase of $267 million or 21% from the prior year. Revenue in Wealth and Asset Management was $1,408 million, an increase of $240 million or 21%, primarily due to the impact of stronger global markets and net sales, balance growth and the inclusion of Burgundy. Insurance revenue was $122 million, an increase of $27 million or 27%, due to higher investment results driven by favourable market movements in the current year, partially offset by lower insurance service results.
Total provision for credit losses was $7 million, an increase of $4 million from the prior year.
Non-interest expense was $968 million, an increase of $134 million or 16%, primarily due to higher employee-related expenses, including higher revenue-based costs, the impact of Burgundy and higher technology costs.
Assets under management increased $111.1 billion or 33% from the prior year to $451.5 billion, primarily due to stronger global markets, the inclusion of Burgundy and higher client assets. Assets under administration increased $50.7 billion or 21% to $297.7 billion, primarily driven by stronger global markets. Average gross loans increased 4% and average deposits increased 12%.

BMO Financial Group Second Quarter Report 2026 25

Q2 2026 vs. Q1 2026
Reported net income increased $76 million or 22% from the prior quarter. Wealth and Asset Management reported net income increased $69 million or 26% from the prior quarter, and Insurance net income increased $7 million or 8%, including the benefit of a lower tax rate in the current quarter.
Total revenue increased $30 million or 2% from the prior quarter. Revenue in Wealth and Asset Management increased $36 million or 3%, primarily due to the impact of stronger global markets and net sales, partially offset by the impact of three fewer days in the current quarter. Insurance revenue decreased $6 million or 5%, due to lower insurance investment results, partially offset by higher insurance service results.
Total provision for credit losses was $7 million, compared with a recovery of $2 million in the prior quarter.
Non-interest expense decreased $62 million or 6%, primarily due to lower employee-related expenses, including stock-based compensation for employees eligible to retire and severance costs in the prior quarter.
Assets under management increased $21.0 billion or 5%, due to stronger global markets and higher client assets. Assets under administration increased $9.4 billion or 3%, due to stronger global markets. Average gross loans were relatively unchanged and average deposits increased 2%.

Q2 YTD 2026 vs. Q2 YTD 2025
Reported net income was $780 million, an increase of $132 million or 20% from the prior year. Wealth and Asset Management reported net income was $615 million, an increase of $109 million or 21%, and Insurance net income was $165 million, an increase of $23 million or 17% from the prior year.
Total revenue was $3,030 million, an increase of $447 million or 17%. Revenue in Wealth and Asset Management was $2,780 million, an increase of $426 million or 18%, primarily due to the impact of stronger global markets and net sales, higher net interest income, as well as the inclusion of Burgundy, partially offset by a change in fair value of contingent consideration related to the acquisition. Insurance revenue was $250 million, an increase of $21 million or 9%, primarily due to higher insurance investment results driven by favourable market movements, partially offset by lower insurance service results.
Total provision for credit losses was $5 million, an increase of $2 million from the prior year.
Non-interest expense was $1,998 million, an increase of $281 million or 16%, primarily due to higher employee-related expenses, including higher revenue-based costs and severance, the inclusion of Burgundy and higher technology costs.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

Capital Markets (1)

TABLE 17
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Net interest income (teb) (2)	510	700	474	1,210	1,173
Non-interest revenue	1,604	1,512	1,305	3,116	2,679
Total revenue (teb) (2)	2,114	2,212	1,779	4,326	3,852
Provision for credit losses on impaired loans	15	29	28	44	63
Provision (recovery of provision) for credit losses on performing loans	14	(21)	73	(7)	84
Total provision for credit losses (PCL)	29	8	101	37	147
Non-interest expense	1,218	1,324	1,096	2,542	2,347
Income before income taxes	867	880	582	1,747	1,358
Provision for income taxes (teb) (2)	229	223	148	452	335
Reported net income	638	657	434	1,295	1,023
Dividends on preferred shares and distributions on other equity instruments	15	15	10	30	20
Net income available to common shareholders	623	642	424	1,265	1,003
Amortization of acquisition-related intangible assets (3)	3	3	3	6	7
Adjusted net income	641	660	437	1,301	1,030
Adjusted net income available to common shareholders	626	645	427	1,271	1,010
Adjusted non-interest expense	1,214	1,319	1,091	2,533	2,337
Key Performance Metrics
Global Markets revenue	1,322	1,440	1,152	2,762	2,515
Investment and Corporate Banking revenue	792	772	627	1,564	1,337
Return on equity (%) (4) (5)	16.6	16.7	12.5	16.7	14.7
Adjusted return on equity (%) (4) (5)	16.7	16.8	12.6	16.8	14.9
Operating leverage (teb) (%)	7.7	0.8	0.1	4.0	8.8
Adjusted operating leverage (teb) (%)	7.6	0.7	(0.4)	3.9	7.7
Efficiency ratio (teb) (%)	57.6	59.9	61.6	58.8	61.0
Adjusted efficiency ratio (teb) (%)	57.4	59.7	61.3	58.6	60.7
PCL on impaired loans-to-average net loans and acceptances (%) (5)	0.07	0.14	0.13	0.10	0.15
Average assets	596,933	593,769	564,033	595,325	571,616
Average gross loans and acceptances	86,874	86,972	82,193	86,923	84,419
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb)	711	816	600	1,527	1,378
Non-interest expense	444	475	382	919	823
Reported net income	166	249	118	415	359
Adjusted non-interest expense	441	473	379	914	818
Adjusted net income	168	251	120	419	363
Average assets	215,280	204,563	200,885	209,833	201,060
Average gross loans and acceptances	35,654	35,298	30,898	35,473	31,338
(1)Adjusted results and ratios are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
26 BMO Financial Group Second Quarter Report 2026

(2)Net interest income, total revenue and the provision for income taxes are presented on a taxable equivalent basis (teb) and are reflected in the ratios. Teb amounts of $2 million in Q2-2026, $2 million in Q1-2026, and $2 million in Q2-2025; and $4 million for YTD-2026 and $2 million for YTD-2025, are offset in Corporate Services.
(3)Amortization of acquisition-related intangible assets and any impairments, recorded in non‑interest expense.
(4)Return on equity is based on allocated capital. For further information, refer to the How BMO Reports Operating Segments Results section.
(5)Return on equity and PCL ratios are presented on an annualized basis.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2026 vs. Q2 2025
Capital Markets reported net income was $638 million, an increase of $204 million or 47% from the prior year. The impact of the weaker U.S. dollar decreased each of net income, revenue and expenses by 2%.
Total revenue was $2,114 million, an increase of $335 million or 19% from the prior year. Global Markets revenue increased $170 million or 15%, primarily due to higher equities trading revenue, partially offset by lower interest rate trading revenue. Investment and Corporate Banking revenue increased $165 million or 26%, primarily due to higher underwriting and advisory fee revenue, and higher net gains on investments compared with the prior year.
Total provision for credit losses was $29 million, compared with a $101 million provision in the prior year. The provision for credit losses on impaired loans was $15 million, a decrease of $13 million from the prior year. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $73 million provision in the prior year.
Non-interest expense was $1,218 million, an increase of $122 million or 11% from the prior year, driven by higher performance-based compensation and technology costs, partially offset by the impact of the weaker U.S. dollar.
Average gross loans and acceptances of $86.9 billion increased $4.7 billion or 6% from the prior year.

Q2 2026 vs. Q1 2026
Reported net income decreased $19 million or 3% from the prior quarter.
Total revenue decreased $98 million or 4% from the prior quarter. Global Markets revenue decreased $118 million or 8%, primarily due to lower trading revenue from a particularly strong first quarter. Investment and Corporate Banking revenue increased $20 million or 2% from the prior quarter, primarily due to higher debt underwriting and advisory fee revenue, partially offset by lower corporate banking revenue.
Total provision for credit losses increased $21 million from the prior quarter. The provision for credit losses on impaired loans decreased $14 million from the prior quarter. There was a $14 million provision for credit losses on performing loans in the current quarter, compared with a $21 million recovery in the prior quarter.
Non-interest expense decreased $106 million or 8% from the prior quarter, driven by lower employee-related expenses due to stock-based compensation for employees eligible to retire and severance costs in the prior quarter.
Average gross loans and acceptances was relatively unchanged from the prior quarter.

Q2 YTD 2026 vs. Q2 YTD 2025
Capital Markets reported net income was $1,295 million, an increase of $272 million or 27% from the prior year. The impact of the weaker U.S. dollar decreased each of net income, revenue and expenses by 2%.
Total revenue was $4,326 million, an increase of $474 million or 12% from the prior year. Global Markets revenue increased $247 million or 10%, primarily due to higher equities trading revenue, partially offset by lower interest rate trading revenue and the impact of the weaker U.S. dollar. Investment and Corporate Banking revenue increased $227 million or 17%, primarily due to higher advisory fee and equity underwriting revenue, corporate banking revenue, lower markdowns on fair value loans and higher net gains on investments, partially offset by the impact of the weaker U.S. dollar.
Total provision for credit losses was $37 million, a decrease of $110 million from the prior year. The provision for credit losses on impaired loans was $44 million, a decrease of $19 million from the prior year. There was a $7 million recovery of the provision for credit losses on performing loans in the current year, compared with an $84 million provision in the prior year.
Non-interest expense was $2,542 million, an increase of $195 million or 8% from the prior year, driven by higher employee-related expenses, including higher performance-based compensation, and higher technology costs, partially offset by the impact of the weaker U.S. dollar.
Average gross loans and acceptances of $86.9 billion increased $2.5 billion from the prior year.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

BMO Financial Group Second Quarter Report 2026 27

Corporate Services (1)

TABLE 18
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q2-2025	YTD-2026	YTD-2025
Net interest income before segment teb offset	(178)	(128)	(217)	(306)	(454)
Segment teb offset	(7)	(9)	(10)	(16)	(19)
Net interest income (teb)	(185)	(137)	(227)	(322)	(473)
Non-interest revenue	152	95	97	247	209
Total revenue (teb)	(33)	(42)	(130)	(75)	(264)
Provision for credit losses on impaired loans	4	9	12	13	32
Recovery of provision for credit losses on performing loans	(4)	(3)	(9)	(7)	(20)
Total provision for credit losses	–	6	3	6	12
Non-interest expense	119	228	84	347	332
Loss before income taxes	(152)	(276)	(217)	(428)	(608)
Recovery of income taxes (teb)	(42)	(66)	(60)	(108)	(160)
Reported net loss	(110)	(210)	(157)	(320)	(448)
Dividends on preferred shares and distributions on other equity instruments	98	37	104	135	130
Net income (loss) attributable to non-controlling interest in subsidiaries	–	1	(3)	1	1
Net loss available to common shareholders	(208)	(248)	(258)	(456)	(579)
Acquisition and integration costs/reversal (2)	–	–	(1)	–	6
Impact of divestitures	24	3	–	27	–
FDIC special assessment	–	(35)	4	(35)	(1)
Impact of alignment of accounting policies	–	–	–	–	70
Adjusted net loss	(86)	(242)	(154)	(328)	(373)
Adjusted net loss available to common shareholders	(184)	(280)	(255)	(464)	(504)
Adjusted non-interest expense	93	271	81	364	230
U.S. Business Select Financial Data (US$ in millions)
Total revenue (teb) (3)	(43)	(27)	16	(70)	(3)
Total provision (recovery of provision) for credit losses	(2)	–	(2)	(2)	2
Non-interest expense	76	90	57	166	114
Recovery of income taxes (teb) (3)	(31)	(44)	(15)	(75)	(47)
Reported net loss	(86)	(73)	(24)	(159)	(72)
Adjusted non-interest expense	56	122	55	178	76
Adjusted net loss	(68)	(97)	(22)	(165)	(44)
(1)Adjusted results are on a non-GAAP basis and are discussed in the Non-GAAP and Other Financial Measures section.
(2)Acquisition and integration costs/reversal related to the acquisition of Bank of the West, recorded in non-interest expense.
(3)Segment taxable equivalent basis (teb) offset amounts recorded in net interest income, total revenue and provision for (recovery of) income taxes: $7 million in Q2-2026, $9 million in Q1-2026 and $10 million in Q2-2025; and $16 million for YTD-2026 and $19 million for YTD-2025.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Q2 2026 vs. Q2 2025
Corporate Services reported net loss was $110 million, compared with a reported net loss of $157 million in the prior year, and adjusted net loss was $86 million, compared with an adjusted net loss of $154 million.
Reported net loss included the impact of divestitures related to the announced sale of branches in certain U.S. markets. The lower reported and adjusted net loss primarily reflected higher revenue, partially offset by higher expenses.

Q2 2026 vs. Q1 2026
Reported net loss was $110 million, compared with a reported net loss of $210 million in the prior quarter, and adjusted net loss was $86 million, compared with an adjusted net loss of $242 million.
Reported net loss included the impact of a partial reversal of a FDIC special assessment in the prior quarter and higher divestiture-related expenses in the current quarter. The lower reported and adjusted net loss primarily reflected lower expenses, driven by the seasonal impact of employee benefits and severance in the prior quarter.

Q2 YTD 2026 vs. Q2 YTD 2025
Reported net loss was $320 million, compared with a reported net loss of $448 million in the prior year. The lower reported net loss primarily reflected the impact of aligning accounting policies for employee vacation across legal entities in the prior year, and a larger partial reversal of the FDIC special assessment and divestiture-related expenses in the current year.
Adjusted net loss was $328 million, compared with an adjusted net loss of $373 million in the prior year. Adjusted net loss excluded the items noted above, with the lower adjusted net loss driven by higher revenue, partially offset by higher employee-related expenses.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Operating Segments Performance Review section.

28 BMO Financial Group Second Quarter Report 2026

Summary Quarterly Earnings Trends (1)

TABLE 19
(Canadian $ in millions, except as noted)	Q2-2026	Q1-2026	Q4-2025	Q3-2025	Q2-2025	Q1-2025	Q4-2024	Q3-2024
Net interest income	5,268	5,643	5,496	5,496	5,097	5,398	5,438	4,794
Non-interest revenue	4,299	4,181	3,845	3,492	3,582	3,868	3,519	3,398
Revenue	9,567	9,824	9,341	8,988	8,679	9,266	8,957	8,192
Provision for credit losses on impaired loans	734	739	750	773	765	859	1,107	828
Provision for credit losses on performing loans	5	7	5	24	289	152	416	78
Total provision for credit losses	739	746	755	797	1,054	1,011	1,523	906
Non-interest expense	5,330	5,753	5,556	5,105	5,019	5,427	4,427	4,839
Income before income taxes	3,498	3,325	3,030	3,086	2,606	2,828	3,007	2,447
Provision for income taxes	868	836	735	756	644	690	703	582
Reported net income (see below)	2,630	2,489	2,295	2,330	1,962	2,138	2,304	1,865
Acquisition and integration costs/reversal	2	7	3	4	(1)	7	27	19
Amortization of acquisition-related intangible assets	70	71	123	69	81	79	92	79
Change in fair value of contingent consideration	7	16	–	–	–	–	–	–
Impact of divestitures	24	3	102	–	–	–	–	–
Legal provision/reversal (including related interest expense and legal fees)	–	–	–	–	–	–	(870)	13
FDIC special assessment	–	(35)	(9)	(4)	4	(5)	(11)	5
Impact of alignment of accounting policies	–	–	–	–	–	70	–	–
Adjusted net income	2,733	2,551	2,514	2,399	2,046	2,289	1,542	1,981
Operating Segment Reported Revenue (2)
Canadian P&C	3,097	3,258	3,102	3,076	2,953	3,043	2,913	2,888
U.S. Banking	2,859	2,896	2,875	2,830	2,814	2,964	2,735	2,722
Wealth Management	1,530	1,500	1,442	1,365	1,263	1,320	1,240	1,190
Capital Markets	2,114	2,212	1,819	1,776	1,779	2,073	1,600	1,666
Corporate Services	(33)	(42)	103	(59)	(130)	(134)	469	(274)
Total revenue	9,567	9,824	9,341	8,988	8,679	9,266	8,957	8,192
Key Performance Metrics
Diluted earnings per share ($) (3)	3.53	3.39	2.97	3.14	2.50	2.83	2.94	2.48
Adjusted diluted earnings per share ($)	3.67	3.48	3.28	3.23	2.62	3.04	1.90	2.64
Total PCL-to-average net loans and acceptances (annualized) (%)	0.45	0.44	0.44	0.47	0.63	0.58	0.91	0.54
Effective tax rate (%)	24.8	25.2	24.2	24.5	24.7	24.4	23.4	23.8
Adjusted effective tax rate (%)	24.6	25.0	23.6	24.5	24.7	24.5	21.7	23.9
Canadian/U.S. dollar average exchange rate ($)	1.3721	1.3759	1.3887	1.3730	1.4203	1.4303	1.3641	1.3705
(1)Adjusted results exclude certain items from reported results and are used to calculate adjusted measures as presented in the table above. Management assesses performance on a reported basis and an adjusted basis, and considers both to be useful. For further information on adjusting items, refer to the Non-GAAP and Other Financial Measures sections in both this document and BMO’s 2025 Annual Report. For details on the composition of non-GAAP amounts, measures and ratios, as well as supplementary financial measures, refer to the Glossary of Financial Terms.
(2)Operating segment revenue, net interest income, total revenue and provision for income taxes are presented on a taxable equivalent basis (teb). The offset to the segments’ teb adjustments is reflected in Corporate Services. For further information, refer to the How BMO Reports Operating Segments Results section.
(3)Net income and earnings from our business operations are attributable to shareholders by way of EPS and diluted EPS. Adjusted EPS and adjusted diluted EPS are non‑GAAP measures. For further information, refer to the Non-GAAP and Other Financial Measures section.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

Earnings in certain quarters are impacted by seasonal factors, such as higher employee expenses related to employee benefits and stock-based compensation for employees eligible to retire, which are recorded in the first quarter of each year, as well as the impact of fewer days in the second quarter relative to other quarters. Results are also impacted by foreign currency translation, primarily changes in the U.S. dollar relative to the Canadian dollar. Quarterly EPS is impacted by the semi-annual payment of dividends on certain equity instruments. Economic conditions, such as evolving trade policies and global events may also impact our results and the markets in which we operate. The table above outlines summary results for the third quarter of fiscal 2024 through the second quarter of fiscal 2026.
A number of adjusting items impacted reported results in certain quarters. The first and second quarters of fiscal 2026 included a change in the fair value of contingent consideration related to the acquisition of Burgundy. The past three quarters included the impact of divestitures related to the announced sale of certain U.S. branches, including a write-down of goodwill. The first quarter of fiscal 2025 included the impact of aligning accounting policies for employee vacation across legal entities. The fourth quarter of fiscal 2024 included a reversal of a fiscal 2022 legal provision, including accrued interest, associated with a predecessor bank, M&I Marshall and Ilsley Bank. Prior periods were impacted by an FDIC special assessment charge and reversal of prior charges, with all periods impacted by acquisition and integration costs, as well as the amortization of acquisition-related intangible assets and any impairments.
Financial performance benefitted from the strength and diversification of our businesses, with improving revenue earnings trends.
Revenue growth in Canadian P&C reflected good customer acquisition, volume growth and higher net interest margin. U.S. Banking revenue was impacted by muted industry loan demand and balance sheet optimization activities, offset by higher net interest margin and higher fee revenue. Wealth Management revenue benefitted from stronger global markets and steady growth in client assets and balance sheet volumes, as well as the inclusion of Burgundy beginning the first quarter of fiscal 2026. Insurance revenue is subject to variability resulting from market-related impacts. Capital Markets revenue, which is largely driven by market conditions that affect client activity, continued to benefit from robust trading activity from strong client flows, as well as improvement in underwriting and advisory activity in recent quarters.
Provisions for credit losses on impaired loans can vary depending on the economic environment and specific client circumstances. Provisions for credit losses on impaired loans increased in fiscal 2024, reflecting the impact of prolonged higher interest rates, tightening credit conditions and shifting consumer demand. In fiscal 2025 and fiscal 2026, provisions for credit losses on impaired loans moderated and have remained relatively stable with lower provisions in U.S. Banking and Capital Markets, offset by higher provisions in Canadian P&C. Provisions on performing loans are impacted by the macroeconomic outlook, portfolio credit migration and loan growth.
BMO Financial Group Second Quarter Report 2026 29

In fiscal 2024 and the first half of fiscal 2025, the bank recorded higher provisions on performing loans, primarily reflecting portfolio credit migration and ongoing uncertainty in credit conditions. During the past four quarters, provisions remained relatively stable.
Non-interest expense was impacted by the specified items noted above, and reflected disciplined expense management, while we continue to invest in our business to drive revenue growth. Expense growth has largely been driven by employee-related expenses and technology costs. The first quarter of fiscal 2026 included severance costs associated with advancing operational efficiencies across the enterprise.
The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income; and the level of investments or securities which generate tax credits, or tax-exempt income from securities. The reported effective tax rate was impacted by the implementation of the global minimum tax rules beginning the first quarter of fiscal 2025.
Refer to the Non-GAAP and Other Financial Measures section for further information on non-GAAP amounts, measures and ratios, including adjusting items in this Summary Quarterly Earnings Trend section.

Transactions with Related Parties
In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer these services to our preferred customers. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and associates on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.
The bank’s policies and procedures for related party transactions did not materially change from October 31, 2025, as described in Note 27 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.

Off-Balance Sheet Arrangements
We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are structured entities, credit instruments and guarantees, which are described in the Off-Balance Sheet Arrangements section of BMO’s 2025 Annual Report. We consolidate our own securitization vehicles, certain capital and funding vehicles, and other structured entities created to meet our own, as well as our customers’ needs. We do not consolidate our customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2025.

Accounting Policies and Critical Accounting Estimates and Judgments
Material accounting policies are described in BMO’s 2025 Annual Report and in the notes to our annual consolidated financial statements for the year ended October 31, 2025, and in Note 1 of the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review the discussion in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report, as well as the updates provided in Note 1 of the unaudited interim consolidated financial statements.

Allowance for Credit Losses
The allowance for credit losses (ACL) primarily consists of allowances for impaired loans, which represent estimated losses related to impaired loans provided for but not yet written off, and allowances for performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on four economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise, 12 months of ECL is generally recorded. Determining a significant increase in credit risk involves consideration of many different factors that will vary by product and risk segment. The principal factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the results produced by the ECL models, as we deem necessary. In the current quarter, we applied experienced credit judgment to reflect the impact of the uncertain environment on credit conditions and the economy. We have controls and processes in place to govern the ECL process, including judgments and assumptions used in determining the allowance on performing loans. These judgments and assumptions may change over time, with the impact of any such change recorded in future periods.
In establishing our allowance for performing loans, we attach probability weightings to economic scenarios that are representative of our view of economic and market conditions at the reporting date. The base scenario represents our view of the most probable outcome, as well as upside, downside, and severe downside scenarios, all of which have been developed by our Economics group.
When changes in economic performance in the forecasts are measured, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including equity market and volatility indices, corporate credit spreads, unemployment rates, housing prices and consumer credit. In addition, we also consider industry-specific variables, where applicable. Many of the variables have a high degree of interdependency, and as such, there is no single variable to which the allowance is sensitive.
Our total allowance for credit losses as at April 30, 2026, was $5,798 million ($5,739 million as at October 31, 2025) and comprised an allowance on performing loans of $4,637 million and an allowance on impaired loans of $1,161 million ($4,709 million and $1,030 million, respectively, as at
30 BMO Financial Group Second Quarter Report 2026

October 31, 2025). The allowance on performing loans decreased $72 million from the fourth quarter of fiscal 2025, primarily driven by portfolio credit migration, lower portfolio balances and movements in foreign exchange rates, largely offset by the net impact of model changes.
Information on the Provision for Credit Losses for the three months ended April 30, 2026, can be found in the Total Provision for Credit Losses section.
For additional information, refer to the Risk Management section, Allowance for Credit Losses section of BMO’s 2025 Annual Report, Note 3 of the audited annual consolidated financial statements, as well as Note 3 of the unaudited interim consolidated financial statements.
This Accounting Policies and Critical Accounting Estimates and Judgments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Future Changes in Accounting Policies
We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.

Other Regulatory Developments
We continue to monitor and prepare for other regulatory developments, including those referenced elsewhere in this document.
For a comprehensive discussion of other regulatory developments, refer to the Enterprise-Wide Capital Management section, the Risks That May Affect Future Results section, the Liquidity and Funding Risk section, and the Legal and Regulatory Compliance Risk section of BMO’s 2025 Annual Report.

Risk Management
BMO’s risk management policies and processes, designed to identify, assess, measure, manage and report its credit and counterparty, market, liquidity and funding, operational non-financial, including artificial intelligence, cyber, information and other technology-related risks, legal and regulatory compliance, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report.

Top and Emerging Risks That May Affect Future Results
BMO’s top and emerging risks and other factors that may affect future results are described in the Enterprise-Wide Risk Management section of BMO’s 2025 Annual Report. These risks have the potential to materially impact BMO’s financial results, our operational efficiency, strategic direction or reputation. We continue to monitor the environment in which the bank operates, in order to identify and respond to any adverse developments, such as changes in general economic conditions and trade disputes, and take appropriate steps to reduce the impact on our results. For developments on general economic conditions and trade disputes, refer to the Economic Developments and Outlook section.

Geopolitical Developments
Geopolitical uncertainty, international conflicts, and trade disruptions continue to present risks globally and for BMO. The war in Iran has contributed to upward pressure on energy prices, supply chain disruption, increased inflation and slower economic growth, affecting BMO’s businesses and clients.
BMO’s customers rely on global trade and economic growth. BMO actively monitors and mitigates geopolitical-related risks through regular reporting and management actions across affected areas, including counterparties, credit, liquidity, operations and technology. Stress scenarios are regularly reviewed and updated to help ensure that BMO’s funding and capital positions remain resilient in an evolving global environment.
For further information on the North American economic outlook, refer to the Economic Developments and Outlook section.

Real Estate Secured Lending
Real Estate Secured Lending includes residential mortgage and home equity line of credit (HELOC) exposures. The following tables provide a breakdown of residential mortgages and home equity lines of credit by geographic region, as well as insured and uninsured balances. Residential mortgages and home equity lines of credit are secured by residential properties.

Canadian Real Estate Secured Lending

TABLE 20
(Canadian $ in millions, except as noted)	Residential mortgages	Amortizing home equity lines of credit	Total amortizing real estate secured lending	Non-amortizing real estate secured lending	Total Canadian real estate secured lending
As at April 30, 2026	162,090	39,695	201,785	13,844	215,629
As at January 31, 2026	162,052	38,754	200,806	13,871	214,677

BMO Financial Group Second Quarter Report 2026 31

Residential Mortgages (1)

TABLE 21
	As at April 30, 2026					As at January 31, 2026
(Canadian $ in millions, except as noted)	Outstanding Balances				For the three months ended	Outstanding Balances				For the three months ended
Region (2)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)	Insured (3)	Uninsured	Total	% of total	Average LTV uninsured (4)
Atlantic	3,162	4,206	7,368	3.8%	69%	3,227	4,090	7,317	3.8%	69%
Quebec	7,488	13,102	20,590	10.6%	70%	7,801	13,236	21,037	10.8%	70%
Ontario	14,469	70,085	84,554	43.5%	70%	14,562	69,261	83,823	43.2%	70%
Alberta	8,858	8,703	17,561	9.1%	71%	9,092	8,568	17,660	9.1%	71%
British Columbia	4,216	24,180	28,396	14.7%	68%	4,244	24,291	28,535	14.7%	68%
All other Canada	2,015	1,606	3,621	1.9%	71%	2,073	1,607	3,680	1.9%	72%
Total Canada	40,208	121,882	162,090	83.6%	70%	40,999	121,053	162,052	83.5%	70%
United States	59	31,667	31,726	16.4%	72%	58	31,979	32,037	16.5%	72%
Total	40,267	153,549	193,816	100%	70%	41,057	153,032	194,089	100%	70%
(1)Reporting methodologies are in accordance with OSFI’s Residential Mortgage Underwriting Practices and Procedures (B-20) Guideline.
(2)Region is based upon address of the property mortgaged.
(3)Insured mortgages are defined as mortgages that are insured individually or in bulk through an eligible insurer (i.e., CMHC, Sagen MI CanadaTM).
(4)Loan-to-value (LTV) is based on original outstanding balances for mortgages and authorized amounts for HELOCs, divided by the value of the collateral at point of origination.

Home Equity Lines of Credit (1)

TABLE 22
	As at April 30, 2026					As at January 31, 2026
(Canadian $ in millions, except as noted)	Portfolio				For the three months ended	Portfolio				For the three months ended
Region (2)	Outstanding Balances	%	Authorizations	%	Average LTV (4)	Outstanding Balances	%	Authorizations	%	Average LTV (4)
Atlantic	1,202	2.0%	2,282	1.9%	67%	1,181	2.0%	2,238	1.8%	67%
Quebec	9,682	16.1%	19,712	16.1%	71%	9,483	16.0%	19,354	16.0%	71%
Ontario	26,798	44.6%	50,057	40.8%	66%	26,404	44.7%	49,441	40.8%	66%
Alberta	3,440	5.7%	7,689	6.3%	66%	3,379	5.7%	7,564	6.2%	67%
British Columbia	11,681	19.4%	22,071	18.0%	64%	11,445	19.3%	21,692	17.9%	62%
All other Canada	736	1.2%	1,512	1.2%	70%	733	1.2%	1,501	1.2%	67%
Total Canada	53,539	89.0%	103,323	84.3%	66%	52,625	88.9%	101,790	83.9%	66%
United States	6,611	11.0%	19,271	15.7%	57%	6,583	11.1%	19,522	16.1%	56%
Total	60,150	100%	122,594	100%	65%	59,208	100%	121,312	100%	65%
Refer to footnote references in the Residential Mortgages table above.

Residential Mortgages by Remaining Term of Amortization (1) (2)

TABLE 23
	As at April 30, 2026
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.1%	19.9%	33.0%	29.3%	2.2%	4.0%
United States (4)	0.3%	1.6%	3.1%	3.3%	15.6%	75.9%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	17.1%	30.1%	37.0%	1.9%	3.3%

	As at January 31, 2026
	Amortization period
	< 5 Years %	6-10 Years %	11-15 Years %	16-20 Years %	21-25 Years %	26-30 Years %	31-35 Years %	> 35 Years %
Canada (3)	0.7%	2.8%	8.1%	19.7%	33.7%	28.1%	2.5%	4.4%
United States (4)	0.3%	1.6%	3.3%	3.1%	13.3%	78.2%	0.1%	0.1%
Total	0.7%	2.6%	7.3%	16.9%	30.4%	36.3%	2.1%	3.7%
(1)In Canada, the remaining amortization is based on the current balance, interest rate, customer payment amount and payment frequency. The contractual payment schedule is used in the United States.
(2)Reporting methodologies are in accordance with OSFI’s B-20 Guideline.
(3)As a result of increases in interest rates, the portfolio included less than $0.1 billion (relatively unchanged from January 31, 2026) of variable-rate mortgages in negative amortization, with all of the contractual payments in the current period being applied to interest, and the portion of interest due that is not met by each payment added to the principal.
(4)A large proportion of U.S.-based mortgages in the longer-amortization band are primarily associated with modification programs for troubled borrowers and regulator-initiated mortgage refinancing programs.

International Exposures
BMO’s geographic exposures outside of Canada and the United States are subject to a risk management framework that incorporates assessments of the economic and political risk in each region or country. These exposures are also managed within limits based on product, entity and country of ultimate risk. Our total net exposure to these regions is set out in the table below.
The table outlines total net exposure for funded lending and undrawn commitments, securities (including cash products, traded credit and credit default swap activity), repo-style transactions and derivatives. Repo-style transactions and derivatives exposure are reported at fair value. Derivatives exposures incorporate transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

32 BMO Financial Group Second Quarter Report 2026

Exposure by Region

TABLE 24
	As at April 30, 2026													As at January 31, 2026
(Canadian $ in millions)	Funded Lending and Commitments				Securities				Repo-Style Transactions and Derivatives
Region	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total	Total Net Exposure	Total Net Exposure
Europe (excluding United Kingdom)	694	3,551	–	4,245	256	38	6,739	7,033	1,822	821	74	2,717	13,995	11,360
United Kingdom	164	6,736	18	6,918	121	91	2,543	2,755	469	1,003	18	1,490	11,163	10,738
Latin America	2,442	4,227	–	6,669	–	46	–	46	1	197	20	218	6,933	7,918
Asia-Pacific	2,526	2,619	124	5,269	452	15	495	962	335	158	237	730	6,961	6,989
Africa and Middle East	2,867	1,190	103	4,160	–	–	19	19	5	31	2,130	2,166	6,345	5,983
Other (1)	–	3	15	18	58	2	3,321	3,381	1	–	782	783	4,182	3,752
Total	8,693	18,326	260	27,279	887	192	13,117	14,196	2,633	2,210	3,261	8,104	49,579	46,740
(1)Primarily exposure to supranational entities.

Caution
This Risk Management section contains forward‑looking statements. Please refer to the Caution Regarding Forward‑Looking Statements.

Market Risk
BMO’s market risk management practices and key measures are outlined in the Market Risk section of BMO’s 2025 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures
The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprising balances that are subject to either traded risk or non-traded risk measurement techniques.

TABLE 25
	As at April 30, 2026				As at October 31, 2025
	Consolidated	Subject to market risk		Not subject	Consolidated	Subject to market risk		Not subject	Primary risk factors for
	Balance	Traded	Non-traded	to market	Balance	Traded	Non-traded	to market	non-traded risk
(Canadian $ in millions)	Sheet	risk (1)	risk (2)	risk	Sheet	risk (1)	risk (2)	risk	balances
Assets Subject to Market Risk
Cash and cash equivalents	63,822	–	63,822	–	67,484	–	67,484	–	Interest rate
Interest bearing deposits with banks	3,325	545	2,780	–	2,838	456	2,382	–	Interest rate
Securities	444,579	176,571	268,008	–	423,476	172,680	250,796	–	Interest rate, credit spread, equity
Securities borrowed or purchased
under resale agreements	117,684	–	117,684	–	129,421	–	129,421	–	Interest rate
Loans and acceptances
(net of allowance for credit losses)	678,750	6,056	672,694	–	677,161	6,271	670,890	–	Interest rate, foreign exchange
Derivative instruments	62,358	58,510	3,848	–	57,151	51,829	5,322	–	Interest rate, foreign exchange
Customers’ liability under acceptances	1,195	–	1,195	–	711	–	711	–	Interest rate
Other assets	127,830	7,163	20,238	100,429	118,560	6,411	12,460	99,689	Interest rate
Total assets	1,499,543	248,845	1,150,269	100,429	1,476,802	237,647	1,139,466	99,689
Liabilities Subject to Market Risk
Deposits	966,901	53,455	913,446	–	976,202	49,093	927,109	–	Interest rate, foreign exchange
Derivative instruments	64,056	61,269	2,787	–	58,729	54,770	3,959	–	Interest rate, foreign exchange
Acceptances	1,195	–	1,195	–	711	–	711	–	Interest rate
Securities sold but not yet purchased	62,947	62,947	–	–	54,876	54,876	–	–	Interest rate
Securities lent or sold under
repurchase agreements	125,684	–	125,684	–	134,967	–	134,967	–	Interest rate
Other liabilities	184,807	–	110,855	73,952	154,717	–	91,688	63,029	Interest rate
Subordinated debt	8,336	–	8,336	–	8,500	–	8,500	–	Interest rate
Total liabilities	1,413,926	177,671	1,162,303	73,952	1,388,702	158,739	1,166,934	63,029
(1)Primarily comprises balance sheet items that are subject to the trading and underwriting risk management framework and recorded at fair value through profit or loss.
(2)Primarily comprises balance sheet items that are subject to the structural balance sheet insurance risk management framework and secured financing transactions.

BMO Financial Group Second Quarter Report 2026 33

Trading Market Risk Measures
Average Total Trading Value at Risk (VaR) increased marginally quarter-over-quarter, with increases across most asset classes driven by market volatility. The increase was partially offset by the impact of increased diversification.

Total Trading Value at Risk (1)

TABLE 26
	For the quarter ended April 30, 2026				January 31, 2026	April 30, 2025
	Quarter-end	Average	High	Low	Average	Average
Commodity VaR	7.7	10.0	15.0	6.0	9.2	8.7
Equity VaR	12.7	12.4	16.9	8.1	12.6	20.6
Foreign exchange VaR	1.0	1.6	2.6	1.0	1.3	2.1
Interest rate VaR (2)	25.5	31.9	39.6	25.5	31.8	28.5
Diversification	(16.5)	(27.5)	nm	nm	(27.4)	(22.5)
Total Trading VaR	30.4	28.4	34.1	21.3	27.5	37.4
(1)One‑day measure using a 99% confidence interval. Gains are presented in brackets and losses are presented as positive numbers.
(2)Interest rate VaR includes general credit spread risk.
nm - not meaningful

Structural (Non-Trading) Market Risk
Our structural market risk strategy and profile remains consistent with prior periods. The net balance sheet is fully invested in an intermediate duration target interest rate profile. Structural economic value exposure to rising rates and structural economic value benefit to falling rates remained relatively unchanged, compared with January 31, 2026.
Structural earnings benefit to rising interest rates and structural earnings exposure to falling interest rates remained relatively unchanged, compared with January 31, 2026.

Structural Interest Rate Sensitivity (1) (2)

TABLE 27
	Economic value sensitivity					Earnings sensitivity over the next 12 months
	April 30, 2026			January 31, 2026	April 30, 2025	April 30, 2026			January 31, 2026	April 30, 2025
(Pre-tax Canadian $ equivalent in millions)
	Canada (3)	United States	Total	Total	Total	Canada (3)	United States	Total	Total	Total
100 basis point increase	(1,335)	(724)	(2,059)	(2,077)	(1,603)	81	152	233	240	305
100 basis point decrease	1,284	91	1,375	1,445	747	(77)	(205)	(282)	(260)	(242)
(1)Losses are presented in brackets and gains are presented as positive numbers.
(2)Interest rate sensitivities assume an immediate and sustained parallel shift in assumed interest rates across the entire yield curve as at the end of the period, using a constant balance sheet.
(3)Includes Canadian dollar and other currencies.

Liquidity and Funding Risk
Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.
BMO continued to maintain a strong liquidity position in the second quarter of 2026. Customer loans increased during the quarter, while customer deposits decreased. Wholesale funding increased, reflecting higher net issuances. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), exceeded internal targets and regulatory requirements.
BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.
In the normal course of business, we may encumber a portion of cash and securities holdings as collateral in support of trading activities and participation in clearing and payment systems in Canada and abroad. In addition, we may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less assets encumbered as collateral, totalled $377.6 billion as at April 30, 2026, compared with $367.0 billion as at January 31, 2026. The increase in unencumbered liquid assets was due to higher securities balances, partially offset by lower cash balances.
Net unencumbered liquid assets are primarily held at the parent bank level, at BMO Bank N.A., and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States, the Bank of England’s Sterling Monetary Framework, and European Central Bank standby liquidity facilities. We do not consider central bank facilities as a source of available liquidity when assessing the soundness of our liquidity position.
In addition to cash and securities holdings, we may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table.

34 BMO Financial Group Second Quarter Report 2026

Liquid Assets

TABLE 28
	As at April 30, 2026					As at January 31, 2026
		Other cash &			Net	Net
	Bank-owned	securities	Total gross	Encumbered	unencumbered	unencumbered
(Canadian $ in millions)	assets	received	assets (1)	assets	assets (2)	assets (2)
Cash and cash equivalents	63,822	–	63,822	58	63,764	67,291
Deposits with other banks	3,325	–	3,325	–	3,325	2,870
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	199,205	111,336	310,541	157,573	152,968	142,624
NHA mortgage-backed securities and U.S. agency mortgage-backed
securities and collateralized mortgage obligations	135,069	11,669	146,738	86,031	60,707	59,731
Corporate and other debt	39,746	26,172	65,918	29,310	36,608	37,269
Corporate equity	70,559	78,202	148,761	104,487	44,274	38,575
Total securities and securities borrowed or purchased under resale agreements	444,579	227,379	671,958	377,401	294,557	278,199
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	23,164	–	23,164	7,163	16,001	18,636
Total liquid assets	534,890	227,379	762,269	384,622	377,647	366,996
(1)Gross assets include bank‑owned assets and cash and securities received from third parties.
(2)Net unencumbered assets are defined as total gross assets less encumbered assets.
(3)Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Risk Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

Asset Encumbrance

TABLE 29
		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at April 30, 2026	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	67,147	–	58	–	67,089
Securities (5)	695,122	273,091	111,473	25,435	285,123
Loans	655,586	68,435	1,973	407,887	177,291
Other assets
Derivative instruments	62,358	–	–	62,358	–
Customers' liability under acceptances	1,195	–	–	1,195	–
Premises and equipment	6,169	–	–	6,169	–
Goodwill	16,596	–	–	16,596	–
Intangible assets	5,043	–	–	5,043	–
Current tax assets	1,870	–	–	1,870	–
Deferred tax assets	2,776	–	–	2,776	–
Receivable from brokers, dealers and clients	50,333	–	–	50,333	–
Other	45,043	12,863	–	32,180	–
Total other assets	191,383	12,863	–	178,520	–
Total assets	1,609,238	354,389	113,504	611,842	529,503

		Encumbered (2)		Net unencumbered
(Canadian $ in millions)	Total gross	Pledged as	Other	Other	Available as
As at January 31, 2026	assets (1)	collateral	encumbered	unencumbered (3)	collateral (4)
Cash and deposits with other banks	70,248	–	87	–	70,161
Securities (5)	661,222	275,543	88,844	25,876	270,959
Loans	643,097	61,950	1,859	415,899	163,389
Other assets
Derivative instruments	69,398	–	–	69,398	–
Customers' liability under acceptances	1,081	–	–	1,081	–
Premises and equipment	6,140	–	–	6,140	–
Goodwill	16,619	–	–	16,619	–
Intangible assets	5,015	–	–	5,015	–
Current tax assets	2,181	–	–	2,181	–
Deferred tax assets	2,602	–	–	2,602	–
Receivable from brokers, dealers and clients	45,203	–	–	45,203	–
Other	40,354	11,250	–	29,104	–
Total other assets	188,593	11,250	–	177,343	–
Total assets	1,563,160	348,743	90,790	619,118	504,509
(1)Gross assets include on-balance sheet and off-balance sheet assets.
(2)Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lending, derivative contracts and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as minimum required deposits at central banks, short sales and certain U.S. agency securities that have been sold to third parties but are consolidated under IFRS.
(3)Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include securities of $25.4 billion as at April 30, 2026, and include securities held at BMO’s insurance subsidiary, seller financing securities and certain investments held at our merchant banking business. Other unencumbered assets include mortgages and loans that may be securitized to access secured funding.
(4)Loans included in available as collateral represent loans currently lodged at central banks that may be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from BMO’s loan portfolio, such as incremental securitization, covered bond issuances and U.S. Federal Home Loan Bank (FHLB) advances.
(5)Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO Financial Group Second Quarter Report 2026 35

Net Unencumbered Liquid Assets by Legal Entity

TABLE 30
(Canadian $ in millions)	As at April 30, 2026	As at January 31, 2026
BMO (parent)	226,209	214,953
BMO Bank N.A.	119,446	121,671
Broker dealers	31,992	30,372
Total net unencumbered liquid assets by legal entity	377,647	366,996

Funding Strategy
BMO’s funding strategy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded and is subject to limits on aggregate maturities across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.
We maintain a large and stable base of customer deposits that, in combination with our strong capital position, is a source of strength. This supports the maintenance of a sound liquidity position and reduces reliance on wholesale funding. Customer deposits totalled $693.4 billion as at April 30, 2026, decreasing from $703.0 billion as at January 31, 2026, due to a reduction in term deposits, partially offset by an increase in operating deposits.
Total secured and unsecured wholesale funding outstanding, which largely consists of negotiable marketable securities, was $264.6 billion as at April 30, 2026, with $73.6 billion sourced as secured funding and $191.0 billion sourced as unsecured funding. Wholesale funding outstanding increased from $253.6 billion as at January 31, 2026, due to net issuances during the current quarter. The mix and maturities of BMO’s wholesale term funding are outlined in the following table. We maintain a sizeable portfolio of unencumbered liquid assets, totalling $377.6 billion as at April 30, 2026, that can be monetized to meet potential funding requirements, as described in the Unencumbered Liquid Assets section above.

Wholesale Funding Maturities (1)

TABLE 31
	As at April 30, 2026								As at January 31, 2026
	Less than	1 to 3	3 to 6	6 to 12	Subtotal less	1 to 2	Over
(Canadian $ in millions)	1 month	months	months	months	than 1 year	years	2 years	Total	Total
Deposits from banks	1,459	1,509	1,399	2,674	7,041	–	–	7,041	5,940
Certificates of deposit and commercial paper	8,188	12,571	22,620	39,532	82,911	1,638	53	84,602	81,421
Bearer deposit notes	1,145	1,461	1,369	718	4,693	–	–	4,693	4,810
Asset-backed commercial paper (ABCP)	2,642	5,852	5,765	1,291	15,550	–	–	15,550	15,446
Senior unsecured medium-term notes	1,619	3,842	4,153	13,009	22,623	17,190	32,498	72,311	66,677
Senior unsecured structured notes (2)	458	129	113	571	1,271	837	11,915	14,023	17,185
Secured funding
Mortgage and HELOC securitizations	–	497	1,393	846	2,736	2,513	12,820	18,069	17,757
Covered bonds	–	3,189	4,366	5,494	13,049	1,951	9,496	24,496	24,268
Other asset-backed securitizations (3)	–	–	–	–	–	–	4,025	4,025	4,026
Federal Home Loan Bank advances	509	170	–	1,359	2,038	8,062	1,358	11,458	7,699
Subordinated debt	–	–	–	–	–	–	8,335	8,335	8,411
Total	16,020	29,220	41,178	65,494	151,912	32,191	80,500	264,603	253,640
Of which:
Secured	3,151	9,708	11,524	8,990	33,373	12,526	27,699	73,598	69,196
Unsecured	12,869	19,512	29,654	56,504	118,539	19,665	52,801	191,005	184,444
Total (4)	16,020	29,220	41,178	65,494	151,912	32,191	80,500	264,603	253,640
(1)Wholesale unsecured funding primarily includes funding raised through the issuance of negotiable marketable securities. Wholesale funding excludes repo transactions and ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)Includes structured notes issued to institutional investors and exchange-traded notes.
(3)Includes credit card loan securitizations.
(4)Total wholesale funding comprised Canadian‑dollar‑denominated funding totalling $55.4 billion ($53.8 billion as at January 31, 2026) and U.S.‑dollar‑denominated and other foreign‑currency‑denominated funding totalling $209.2 billion as at April 30, 2026 ($199.8 billion as at January 31, 2026).

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument type and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans and home equity line of credit (HELOC) securitizations, covered bonds, and Canadian and U.S. senior unsecured deposits.
Our wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the senior management committees with specific related responsibilities and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.
Additional information on Liquidity and Funding Risk governance can be found in the Liquidity and Funding Risk section of BMO’s 2025 Annual Report. Please also see the Risk Management section.

36 BMO Financial Group Second Quarter Report 2026

Credit Ratings
The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in raising both capital and funding to support the bank’s business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should BMO’s credit ratings experience a downgrade, our cost of funding may increase and our access to funding and capital through the wholesale markets could be constrained. A material downgrade of BMO’s ratings could also have other consequences, including those set out in Note 7 of the audited annual consolidated financial statements of BMO’s 2025 Annual Report.
The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues.

TABLE 32
As at April 30, 2026
Rating agency (1)	Short-term debt	Senior debt (2)	Long-term deposits/Issuer rating (3) (4)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1 (hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA+	A	Stable
DBRS	R-1 (high)	AA (low)	AA	A (low)	Stable
(1)Credit ratings are not recommendations to purchase, hold or sell a financial obligation and do not address the market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization. Our rating classes may differ from the rating category nomenclatures used by the rating agencies (e.g., Fitch Issuer Default Rating assigned to BMO is “AA-”).
(2)Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(3)Issuer rating is applicable to any long-term senior unsecured debt issued that is excluded from the Bail-In Regime.
(4)Subsequent to the end of the second quarter, Fitch upgraded BMO’s Long-term deposits/Issuer rating from “AA” to “AA+” on May 12, 2026.

We are required to deliver collateral to certain counterparties in the event of a downgrade of BMO’s current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at April 30, 2026, we would be required to provide additional collateral to counterparties totalling $266 million, $746 million and $1,809 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.
BMO Financial Group Second Quarter Report 2026 37

Liquidity Coverage Ratio
The Liquidity Coverage Ratio (LCR) is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) held to total net stressed cash outflows over the next 30 calendar days, in accordance with OSFI’s LAR Guideline, as summarized in the table below. BMO’s HQLA primarily comprises cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weightings prescribed by OSFI are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect liquidity in BMO Financial Corp. (BFC) in excess of 100%, because of limitations on the transfer of liquidity between BFC and the parent bank. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum LCR of 100%. The average daily LCR for the quarter ended April 30, 2026, was 128%, equivalent to a surplus of $55.6 billion above the regulatory minimum. The LCR increased 2% from 126% in the prior quarter, due to an increase in HQLA. While banks are required to maintain an LCR of greater than 100% in normal conditions, they are also expected to be able to utilize HQLA during a period of stress, which may result in an LCR of less than 100% during such a period. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of its liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table.

TABLE 33
	For the quarter ended April 30, 2026
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)
High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	256.2
Cash Outflows
Retail deposits and deposits from small business customers, of which:	297.6	20.7
Stable deposits	139.7	4.2
Less stable deposits	157.9	16.5
Unsecured wholesale funding, of which:	332.9	142.9
Operational deposits (all counterparties) and deposits in networks of cooperative banks	166.2	41.1
Non-operational deposits (all counterparties)	145.5	80.6
Unsecured debt	21.2	21.2
Secured wholesale funding	*	44.7
Additional requirements, of which:	266.9	62.1
Outflows related to derivatives exposures and other collateral requirements	46.4	15.3
Outflows related to loss of funding on debt products	3.6	3.6
Credit and liquidity facilities	216.9	43.2
Other contractual funding obligations	0.8	–
Other contingent funding obligations	574.8	12.1
Total cash outflows	*	282.5
Cash Inflows
Secured lending (e.g., reverse repos)	208.6	38.4
Inflows from fully performing exposures	17.2	9.2
Other cash inflows	34.3	34.3
Total cash inflows	260.1	81.9
For the quarter ended April 30, 2026		Total adjusted value (4)
Total HQLA		256.2
Total net cash outflows		200.6
Liquidity Coverage Ratio (%) (2)		128

For the quarter ended January 31, 2026		Total adjusted value (4)
Total HQLA		252.9
Total net cash outflows		200.8
Liquidity Coverage Ratio (%)		126
* Disclosure is not required under the LCR disclosure standard.
(1)Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)Values are calculated based on the simple average of the daily LCR over 62 business days in the second quarter of fiscal 2026.
(3)Weighted values are calculated after the application of the weights prescribed under OSFI’s LAR Guideline for HQLA and cash inflows and outflows.
(4)Adjusted values are calculated based on total weighted values after applicable caps, as defined by the LAR Guideline.

38 BMO Financial Group Second Quarter Report 2026

Net Stable Funding Ratio
The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s LAR Guideline. Unlike the LCR, which is a short-term metric, the NSFR assesses a bank’s medium-term and long-term resilience. The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF). ASF represents the proportion of own and third-party resources that are expected to be reliably available over a one-year horizon (including customer deposits, long-term wholesale funding, and capital). The stable funding requirements for each institution are set by OSFI based on the liquidity and maturity characteristics of its on-balance sheet assets and off-balance sheet exposures. Weightings prescribed by OSFI are applied to notional asset and liability balances to determine ASF, RSF and the NSFR. Canadian D-SIBs, including BMO, are required to maintain a minimum NSFR of 100%. BMO’s NSFR was 114% as at April 30, 2026, equivalent to a surplus of $95.2 billion above the regulatory minimum. The NSFR decreased from 116% in the prior quarter, due to an increase in required stable funding that was partially offset by an increase in available stable funding.

TABLE 34
	For the quarter ended April 30, 2026
	Unweighted value by residual maturity				Weighted value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year
Available Stable Funding (ASF) Item
Capital:	88.3	–	–	8.2	96.6
Regulatory capital	88.3	–	–	8.2	96.6
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	244.6	51.3	28.7	61.6	359.1
Stable deposits	118.4	23.3	11.9	11.7	157.6
Less stable deposits	126.2	28.0	16.8	49.9	201.5
Wholesale funding:	343.3	292.6	81.3	98.9	291.4
Operational deposits	158.5	–	–	0.5	79.8
Other wholesale funding	184.8	292.6	81.3	98.4	211.6
Liabilities with matching interdependent assets	–	1.0	0.5	15.3	–
Other liabilities:	9.8	*	*	120.4	47.3
NSFR derivative liabilities	*	*	*	7.8	–
All other liabilities and equity not included in the above categories	9.8	64.5	1.7	46.4	47.3
Total ASF	*	*	*	*	794.4
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	20.3
Deposits held at other financial institutions for operational purposes	–	0.3	–	–	0.2
Performing loans and securities:	205.3	239.8	66.6	350.9	531.0
Performing loans to financial institutions secured by Level 1 HQLA	–	102.3	1.5	–	2.5
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured
performing loans to financial institutions	25.0	69.3	4.5	18.8	53.7
Performing loans to non-financial corporate clients, loans to retail and small business
customers, and loans to sovereigns, central banks and public sector entities, of which:	135.6	41.7	38.0	164.3	295.0
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	–	–	–	–	–
Performing residential mortgages, of which:	13.8	23.4	22.3	139.3	127.6
With a risk weight of less than or equal to 35% under the Basel II standardized
approach for credit risk	13.8	23.4	22.3	139.3	127.6
Securities that are not in default and do not qualify as HQLA,
including exchange-traded equities	30.9	3.1	0.3	28.5	52.2
Assets with matching interdependent liabilities	–	1.0	0.5	15.3	–
Other assets:	47.8	*	*	153.8	125.8
Physical traded commodities, including gold	7.1	*	*	*	6.0
Assets posted as initial margin for derivative contracts and contributions to
default funds of central clearing parties	*	*	*	23.0	19.6
NSFR derivative assets	*	*	*	5.5	–
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	18.3	0.9
All other assets not included in the above categories	40.7	56.6	0.4	50.0	99.3
Off-balance sheet items	*	*	*	642.3	21.9
Total RSF	*	*	*	*	699.2
Net Stable Funding Ratio (%)	*	*	*	*	114
					Weighted Value (2)
For the quarter ended January 31, 2026
Total ASF					779.9
Total RSF					674.9
Net Stable Funding Ratio (%)					116
* Disclosure is not required under the NSFR disclosure standard.
(1)Items in the no maturity column do not have a stated maturity. These may include, but are not limited to, capital with perpetual maturity, non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.
(2)Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments
Tables showing contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments will be disclosed on an annual basis in the fourth quarter of each year.
BMO Financial Group Second Quarter Report 2026 39

Glossary of Financial Terms
Adjusted Earnings and Measures are non-GAAP and exclude certain specified items from revenue, non-interest expense, provision for credit losses and income taxes that may not reflect ongoing business performance. Management considers both reported and adjusted results to be useful in assessing underlying ongoing performance, as set out in the Non-GAAP and Other Financial Measures section.
Allowance for Credit Losses represents an amount deemed appropriate by management to absorb credit-related losses on loans and acceptances and other credit instruments, in accordance with applicable accounting standards.
Allowance on Impaired Loans is maintained to reduce the carrying value of individually identified impaired loans to the expected recoverable amount.
Allowance on Performing Loans is maintained to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
Allowance on Performing Loans Ratio is calculated as the allowance for credit losses on performing loans as a percentage of gross performing loans and acceptances.
Allowance for Credit Losses Ratio is calculated as the allowance for credit losses on impaired loans as a percentage of gross impaired loans and acceptances.
Assets under Administration (AUA) refers to the assets administered by the bank, including assets under custody, that are beneficially owned by clients and therefore not reported on the bank’s consolidated balance sheet. BMO provides administrative services for these assets, including safekeeping, recordkeeping, income collection and distribution, and reporting.
Assets under Management (AUM) refers to the total market value of assets beneficially owned by clients and managed by the bank. Services provided in respect of AUM include the provision of investment advice and discretionary portfolio management. AUM is not reported on the bank’s consolidated balance sheet.
Asset-Backed Commercial Paper (ABCP) is backed by assets such as trade receivables, and is generally used for short-term financing needs.
Average Earning Assets represents the daily average balance of deposits at central banks, deposits with other banks, securities borrowed or purchased under resale agreements, securities and loans over a period.
Bankers’ Acceptances (BAs) are bills of exchange or negotiable instruments drawn by a borrower for payment at maturity and accepted by a bank. BAs constitute a guarantee of payment by the issuer’s bank for a fee and can be traded in the money market.
Basis Point is one one-hundredth of a percentage point.
Book Value per Share represents common shareholders’ equity divided by the number of common shares at the end of a period.
Collateral is assets pledged as security to secure loans or other obligations.
Collateralized Mortgage Obligations (CMOs) are debt securities with multiple tranches, issued by structured entities and collateralized by a pool of mortgages. Each tranche carries different terms, interest rates and risks.
Common Equity Tier 1 (CET1) Capital comprises common shareholders’ equity, including applicable contractual service margin, less regulatory deductions for goodwill, intangible assets, pension assets, certain deferred tax assets and other items, which may include a portion of expected credit loss provisions or a shortfall in allowances or other specified items.
Common Equity Tier 1 (CET1) Ratio is calculated as CET1 Capital divided by risk-weighted assets. The CET1 Ratio is calculated in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Common Shareholders’ Equity is the most permanent form of capital. For regulatory capital purposes, common shareholders’ equity comprises common shareholders’ equity, net of capital deductions.
Contractual Service Margin (CSM) represents the unearned profit of a group of insurance contracts that we expect to recognize in the income statement as services are provided.
Credit Valuation Adjustment (CVA) represents fair value adjustments to capture counterparty credit risk in our derivative valuations.
Derivatives are contracts, requiring no or little initial investment, with a value that is derived from movements in underlying interest or foreign exchange rates, equity or commodity prices, or other indices. Derivatives are used to transfer, modify or reduce current or expected risks from changes in rates and prices.
Dividend Payout Ratio represents common share dividends as a percentage of net income available to common shareholders. It is calculated by dividing dividends per share by basic earnings per share.
Dividend Yield is calculated as dividends per common share divided by the closing share price.
Earnings per Share (EPS) is calculated by dividing net income available to common shareholders, after deducting preferred share dividends and distributions on other equity instruments, by the average number of common shares outstanding. Diluted EPS, which is BMO’s basis for measuring performance, adjusts for possible conversions of financial instruments into common shares if those conversions would reduce EPS.
Earnings Sensitivity is a measure of the impact of potential changes in interest rates on the projected 12-month pre-tax net income from a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Economic Capital is an expression of the enterprise’s capital demand requirement relative to its view of the economic risks in its underlying business activities. It represents management’s estimate of the likely magnitude of economic losses that could occur should severely adverse situations arise. Economic capital is calculated for various types of risk, including credit, market (trading and non-trading), operational non-financial, business and insurance, based on a one-year time horizon using a defined confidence level.
Economic Value Sensitivity is a measure of the impact of potential changes in interest rates on the market value of a portfolio of assets, liabilities and off-balance sheet positions in response to prescribed parallel interest rate movements, with interest rates floored at zero.
Effective Tax Rate is a percentage calculated as provision for income taxes divided by income before provision for income taxes.
Efficiency Ratio (or Expense-to-Revenue Ratio) is a measure of productivity. It is a percentage calculated as non-interest expense divided by total revenue (on a taxable equivalent basis in the operating segments).
Fair Value is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties, who are under no compulsion to act, in an orderly market transaction.

40 BMO Financial Group Second Quarter Report 2026

Forwards and Futures are contractual agreements to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a specified price and date in the future. Forwards are customized contracts transacted in the over-the-counter market. Futures are transacted in standardized amounts on regulated exchanges and are subject to daily cash margin requirements.
Gross Impaired Loans and Acceptances (GIL) is calculated as the credit impaired balance of loans and customers’ liability under acceptances.
Gross Impaired Loans and Acceptances (GIL) Ratio is calculated as gross impaired loans and acceptances as a percentage of gross loans and acceptances.
Guarantees and Standby Letters of Credit represent our obligation to make payments to third parties on behalf of a customer if the customer is unable to make the required payments or meet other contractual requirements.
Hedging is a risk management technique used to neutralize, manage or offset interest rate, foreign currency, equity, commodity or credit risk exposures arising from normal banking activities.
High-Quality Liquid Assets (HQLA) are cash or assets that can be converted into cash with little or no loss in value to meet short-term liquidity needs.
Impaired Loans are loans for which there is no longer a reasonable assurance of the timely collection of principal or interest.
Insurance Investment Results represent net returns on insurance-related assets and the impact of the change in discount rates and financial assumptions on insurance contract liabilities.
Insurance Service Results represent insurance revenue, insurance service expenses and reinsurance results.
Leverage Exposures (LE) consist of on-balance sheet items and specified off-balance sheet items, net of specified adjustments.
Leverage Ratio is a Basel III regulatory measure calculated as Tier 1 Capital divided by LE, in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline.
Liquidity and Funding Risk is the potential for financial loss if the bank is unable to meet its financial commitments in a timely manner at reasonable prices as they come due. Financial commitments include liabilities to depositors and suppliers, as well as lending, investment and pledging commitments.

Liquidity Coverage Ratio (LCR) is a Basel III regulatory metric calculated as the ratio of high-quality liquid assets to total net stressed cash outflows over a thirty-day period under a stress scenario, in accordance with guidelines issued by OSFI.
Market Risk is the potential for financial loss as a result of the impact to capital and earnings from adverse changes in market variables that may affect the bank’s trading, underwriting and banking book positions, such as interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
Mark-to-Market represents the valuation of financial instruments at fair value as of the balance sheet date.
Master Netting Agreements are agreements between two parties designed to reduce the credit risk of multiple derivative transactions through the provision of a legal right to offset exposure in the event of default.
Net Interest Income comprises earnings on assets, such as loans and securities, including interest and certain dividend income, less interest expense paid on liabilities, such as deposits. Net interest income, excluding Global Markets, is presented on a basis that excludes Global Markets net interest income.
Net Interest Margin is the ratio of net interest income to average earning assets, expressed as a percentage or in basis points.
Net Interest Margin, excluding Global Markets and Insurance is the ratio of net interest income, excluding net interest income from our Global Markets business in Capital Markets to average earning assets, excluding Global Markets and Insurance average earning assets, expressed as a percentage or in basis points.
Net Stable Funding Ratio (NSFR) is a regulatory liquidity measure that assesses the stability of a bank’s funding profile in relation to the liquidity value of its assets, calculated in accordance with OSFI’s Liquidity Adequacy Requirements (LAR) Guideline.
Notional Amount refers to the principal amount used to calculate interest and other payments under derivative contracts. The principal amount does not change hands under the terms of a derivative contract, except in the case of cross-currency swaps.
Off-Balance Sheet Financial Instruments comprise a variety of financial arrangements offered to clients, including credit derivatives, written put options, backstop liquidity facilities, standby letters of credit, performance guarantees, credit enhancements, commitments to extend credit, securities lending, documentary and commercial letters of credit, and other indemnifications.
Office of the Superintendent of Financial Institutions (OSFI) is the government agency responsible for regulating banks, insurance companies, trust companies, loan companies and pension plans in Canada.
Operating Leverage is the difference between the growth rates of revenue and non-interest expense.
Options are contractual agreements that convey to the purchaser the right but not the obligation to either buy or sell a specified amount of a currency, commodity, interest-rate-sensitive financial instrument or security at a fixed future date or at any time within a fixed future period.
Pre-Provision, Pre-Tax Earnings (PPPT) is a non-GAAP measure, calculated as income before provision for income taxes and provision for (recovery of) credit losses. We use PPPT on both a reported and an adjusted basis to assess our ability to generate sustained earnings growth excluding credit losses, which are impacted by the cyclical nature of a credit cycle.
Provision for Credit Losses (PCL) is a charge to income that represents an amount deemed adequate by management to provide for impairment in a portfolio of loans and acceptances and other credit instruments, given the composition of the portfolio, the probability of default, the economic outlook and the allowance for credit losses already established. PCL can comprise both a provision for credit losses on impaired loans and a provision for credit losses on performing loans.
Provision for Credit Losses (PCL) Ratio is calculated as the annualized total provision for credit losses as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Impaired Loans Ratio is calculated as the annualized total provision for credit losses on impaired loans as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) Performing Loans Ratio is calculated as the annualized provision for credit losses on performing loans as a percentage of average net loans and acceptances.
Return on Assets (ROA) is calculated as net income, as a percentage of average assets.
Return on Equity or Return on Common Shareholders’ Equity (ROE) is calculated as net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Common shareholders’ equity comprises common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings.
BMO Financial Group Second Quarter Report 2026 41

Return on Tangible Common Equity (ROTCE) is calculated as net income available to common shareholders, adjusted for the amortization of acquisition-related intangible assets and any impairments, as a percentage of average tangible common equity.
Risk-Weighted Assets (RWA) are on- and off-balance sheet exposures adjusted by a regulatory risk-weighted factor to a comparable risk level, in accordance with guidelines issued by OSFI.
Securities Borrowed or Purchased under Resale Agreements are low-cost, low-risk instruments, often supported by the pledge of cash collateral, which arise from transactions that involve the borrowing or purchasing of securities.
Securities Lent or Sold under Repurchase Agreements are low-cost, low-risk liabilities, often supported by cash collateral, which arise from transactions that involve the lending or selling of securities.
Securitization is the practice of selling pools of contractual debts, such as residential mortgages and credit card debt obligations, to third parties or trusts, which then typically issue a series of asset-backed securities to investors to fund the purchase of the contractual debts.
Structured Entities (SEs) include entities for which voting or similar rights are not the primary factor in determining control of the entity. BMO is required to consolidate a SE if it controls the entity by having power over the entity, exposure to variable returns as a result of its involvement and the ability to exercise power to affect the amount of those returns.
Structural (Non-Trading) Market Risk comprises interest rate risk arising from banking activities (loans and deposits) and foreign exchange risk arising from foreign currency operations and exposures.
Swaps are contractual agreements between two parties to exchange a series of cash flows based on notional amounts over a specified period.
Tangible Common Equity is calculated as common shareholders’ equity, less goodwill and acquisition-related intangible assets, net of related deferred tax liabilities.

Taxable Equivalent Basis (teb): Operating segment revenue is presented on a taxable equivalent basis (teb). Net interest income, total revenue and provision for income taxes in Capital Markets and U.S. Banking are increased on tax-exempt securities to an equivalent pre-tax basis to facilitate comparisons of income between taxable and tax-exempt sources, and are reflected in the key metrics. The offset to operating segment teb adjustments is reflected in Corporate Services net interest income, revenue and provision for (recovery of) income taxes.
Tier 1 Capital comprises CET1 Capital and Additional Tier 1 (AT1) Capital. AT1 Capital consists of preferred shares, limited recourse capital notes, less regulatory deductions.
Tier 2 Capital comprises subordinated debentures and may include certain credit loss provisions, less regulatory deductions.
Total Capital comprises Tier 1 and Tier 2 Capital.
Total Loss Absorbing Capacity (TLAC) comprises Total Capital and senior unsecured debt subject to the Canadian Bail-In Regime, less regulatory deductions, in accordance with guidelines issued by OSFI.
Total Loss Absorbing Capacity (TLAC) Ratio is calculated as TLAC divided by risk-weighted assets.
Total Loss Absorbing Capacity (TLAC) Leverage Ratio is calculated as TLAC divided by leverage exposures.
Total Shareholder Return (TSR) represents the average annual total return earned on an investment in BMO common shares made at the beginning of the respective period. It includes the change in share price and assumes dividends received were reinvested in additional common shares.
Trading-Related Revenue comprises net interest income and non-interest revenue earned from on-balance sheet and off-balance sheet positions undertaken for trading purposes. The management of these positions typically includes marking them to market on a daily basis.
Value-at-Risk (VaR) measures the maximum loss likely to be experienced in the trading and underwriting portfolios, measured at a 99% confidence level over a one-day holding period. VaR is calculated for specific classes of risk in BMO’s trading and underwriting activities related to interest rates, foreign exchange rates, credit spreads, equity and commodity prices and their implied volatilities.
42 BMO Financial Group Second Quarter Report 2026

Investor and Media Information
Investor Presentation Materials
Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2025 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations
Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2026, at 8:15 a.m. (ET). The call may be accessed by telephone at 647-557-5533 (from within Toronto) or 1-888-440-4121 (toll-free outside Toronto), entering Passcode: 89709#. A replay of the conference call can be accessed until June 27, 2026, by calling 647-362-9199 (from within Toronto) or 1-800-770-2030 (toll-free outside Toronto) and entering Passcode: 89709#.
A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Upcoming Events
•Q3-2026 Earnings Release        August 25, 2026
•Q4-2026 Earnings Release        December 2, 2026

Media Relations Contact
John Fenton, Head, Public Relations, john.fenton@bmo.com, 416-867-3996

Investor Relations Contacts
Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956
Bill Anderson, Managing Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP)
Common shareholders may elect to have their cash dividends reinvested in common shares of the bank, in accordance with the bank's DRIP. More information about the Plan and how to enrol can be found at www.bmo.com/investorrelations.

For dividend information, change in shareholder address
or to advise of duplicate mailings, please contact
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario M5H 4A6
Telephone: 416-263-9200
Fax: 1-888-453-0330
E-mail: service@computershare.com

For other shareholder information, please contact
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
1 First Canadian Place, 9th Floor
Toronto, Ontario M5X 1A1
Telephone: 416-867-6785
E-mail: corp.secretary@bmo.com

For further information on this document, please contact
Bank of Montreal
Investor Relations Department
P.O. Box 1, 1 First Canadian Place, 37th Floor
Toronto, Ontario M5X 1A1

BMO’s 2025 Annual MD&A, audited consolidated financial statements, Annual Information Form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedarplus.ca. Printed copies of the bank’s complete 2025 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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68 BMO Financial Group Second Quarter Report 2026